SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: November 10, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐ Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐ No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Third quarter Financial Statements and MD&A

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: November 10, 2010	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President & Corporate Secretary

THIRD QUARTER REPORT
SEPTEMBER 30, 2010

TABLE OF CONTENTS

ITEM 1. Financial Statements

Unaudited Consolidated Balance Sheets as at September 30, 2010 and December 31, 2009

Unaudited Interim Consolidated Statements of Operations for the Three and Nine Month Periods ended September 30, 2010 and 2009

Unaudited Interim Consolidated Statement of Equity for the Nine Month Period ended September 30, 2010

Unaudited Interim Consolidated Statements of Cash Flows for the Three and Nine Month Periods ended September 30, 2010 and 2009

Notes to the Unaudited Interim Consolidated Financial Statements

ITEM 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

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IVANHOE MINES LTD.
Consolidated Balance Sheets
(Stated in thousands of U.S. dollars)

	September 30,	December 31,
	2010	2009
(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents (Note 4)	$1,440,119	$965,823
Short-term investments	7,505	14,999
Accounts receivable	60,159	39,349
Inventories	41,938	18,015
Prepaid expenses	22,346	15,988

TOTAL CURRENT ASSETS	1,572,067	1,054,174

LONG-TERM INVESTMENTS (Note 5)	88,857	93,511
OTHER LONG-TERM INVESTMENTS (Note 6)	212,419	145,035
PROPERTY, PLANT AND EQUIPMENT (Note 7)	888,919	218,781
DEFERRED INCOME TAXES	13,443	6,953
OTHER ASSETS	11,795	16,227

TOTAL ASSETS	$2,787,500	$1,534,681

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$162,942	$55,128
Amounts due under credit facilities (Note 8)	16,892	17,544
Interest payable on long-term debt (Note 9 (b))	9,337	4,712
Convertible credit facility (Note 9 (a))	—	378,916

TOTAL CURRENT LIABILITIES	189,171	456,300

CONVERTIBLE CREDIT FACILITY (Note 9 (b))	228,275	544,990
AMOUNTS DUE UNDER CREDIT FACILITIES (Note 8)	38,865	37,979
DEFERRED INCOME TAXES	10,721	10,888
ASSET RETIREMENT OBLIGATIONS	33,475	5,436

TOTAL LIABILITIES	500,507	1,055,593

CONTINGENCIES (Note 17)

EQUITY

SHARE CAPITAL (Note 10)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
529,460,654 (2009 - 425,447,552) common shares	2,997,636	1,886,789
SHARE PURCHASE WARRANTS (Note 10 (b) and (c))	18,443	27,386
BENEFICIAL CONVERSION FEATURE (Note 9 (a))	—	30,250
ADDITIONAL PAID-IN CAPITAL	1,302,994	348,468
ACCUMULATED OTHER COMPREHENSIVE INCOME (Note 11)	1,626	(14,578)
DEFICIT	(2,048,936)	(1,800,179)

TOTAL IVANHOE MINES LTD. SHAREHOLDERS’ EQUITY	2,271,763	478,136

NONCONTROLLING INTERESTS (Note 12)	15,230	952

TOTAL EQUITY	2,286,993	479,088

TOTAL LIABILITIES AND EQUITY	$2,787,500	$1,534,681

APPROVED BY THE BOARD:

/s/ D. Korbin D. Korbin, Director	/s/ K. Thygesen K. Thygesen, Director
The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Consolidated Statements of Operations
(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
(Unaudited)

REVENUE	$6,597	$11,871	$38,182	$26,078
COST OF SALES
Production and delivery	(5,975)	(6,435)	(28,073)	(16,746)
Depreciation and depletion	(1,027)	(2,202)	(5,854)	(4,243)
Write-down of carrying value of inventory	(7,855)	—	(14,390)	—

COST OF SALES	(14,857)	(8,637)	(48,317)	(20,989)

EXPENSES
Exploration (Note 2 and 10 (a))	(48,131)	(40,949)	(159,037)	(109,869)
General and administrative (Note 10 (a))	(15,005)	(12,464)	(38,052)	(30,778)
Depreciation	(252)	(1,339)	(1,522)	(3,167)
Accretion of asset retirement obligations	(51)	(40)	(142)	(104)
Gain on sale of other mineral property rights	—	—	—	3,000
Write-down of carrying values of property, plant and equipment	(1,764)	—	(1,764)	—

TOTAL EXPENSES	(80,060)	(63,429)	(248,834)	(161,907)

OPERATING LOSS	(73,463)	(51,558)	(210,652)	(135,829)

OTHER INCOME (EXPENSES)
Interest income	3,772	512	10,939	1,942
Interest expense	(6,280)	(4,066)	(27,957)	(13,083)
Accretion of convertible credit facilities (Note 9)	(3,034)	(3,603)	(11,696)	(10,549)
Foreign exchange gains	5,334	19,482	2,145	31,945
Listing fees — SouthGobi	—	(1,599)	—	(1,932)
Unrealized gains (losses) on long-term investments (Note 5 (d))	1,363	—	(3,849)	—
Unrealized gains on other long-term investments	2,019	649	3,528	15
Realized gain on redemption of other long-term investments (Note 6 (a))	34	198	121	1,334
Change in fair value of embedded derivatives (Note 9 (b))	49,772	—	120,633	—
Loss on conversion of convertible credit facility (Note 9 (b))	—	—	(154,316)	—
Write-down of carrying value of long-term investments (Note 5 (c))	(68)	—	(485)	—
Gain on sale of long-term investment	—	1,424	—	1,424

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(20,551)	(38,561)	(271,589)	(124,733)
Recovery of income taxes	3,782	7,778	5,956	7,552
Share of loss of significantly influenced investees (Note 5)	(8,503)	(23,041)	(31,713)	(30,839)

NET LOSS FROM CONTINUING OPERATIONS	(25,272)	(53,824)	(297,346)	(148,020)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS (Note 3)	—	(21,903)	6,585	(12,841)

NET LOSS	(25,272)	(75,727)	(290,761)	(160,861)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 12)	411	5,969	42,004	10,158

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(24,861)	$(69,758)	$(248,757)	$(150,703)

BASIC AND DILUTED (LOSS) EARNINGS PER SHARE ATTRIBUTABLE TO IVANHOE MINES LTD. FROM
CONTINUING OPERATIONS	$(0.05)	$(0.13)	$(0.56)	$(0.37)
DISCONTINUED OPERATIONS	—	(0.05)	0.01	(0.03)

	$(0.05)	$(0.18)	$(0.55)	$(0.40)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	496,075	378,190	455,685	378,133

The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Consolidated Statements of Equity
(Stated in thousands of U.S. dollars, except for share amounts)
(Unaudited)

						Accumulated
	Share Capital			Beneficial	Additional	Other
	Number		Share Purchase	Conversion	Paid-In	Comprehensive		Noncontrolling
	of Shares	Amount	Warrants	Feature	Capital	Income	Deficit	Interests	Total

Balances, December 31, 2009	425,447,552	$1,886,789	$27,386	$30,250	$348,468	$(14,578)	$(1,800,179)	$952	$479,088
Net loss	—	—	—	—	—	—	(248,757)	—	(248,757)
Other comprehensive income (Note 11)	—	—	—	—	—	16,204	—	—	16,204

Comprehensive loss									(232,553)

Shares issued for:
Exercise of stock options	2,612,500	29,794	—	—	(8,712)	—	—	—	21,082
Exercise of share purchase warrants (Note 10 (b)), net of issue costs of $2,695	46,026,522	399,316	(8,943)	—	—	—	—	—	390,373
Conversion of Rio Tinto convertible credit facility (Note 9 (a))	40,083,206	437,146	—	(36,314)	—	—	—	—	400,832
Private placement (Note 10 (b)), net of issue costs of $167	15,000,000	240,749	—	—	—	—	—	—	240,749
Consulting services	261,900	3,421	—	—	—	—	—	—	3,421
Share purchase plan	28,974	421	—	—	—	—	—	—	421
Convertible credit facility (Note 9 (a))	—	—	—	6,064	—	—	—	—	6,064
Movement in noncontrolling interests (Note 12)	—	—	—	—	—	—	—	14,278	14,278
Dilution gains	—	—	—	—	933,807	—	—	—	933,807
Stock-based compensation	—	—	—	—	29,431	—	—	—	29,431

Balances, September 30, 2010	529,460,654	$2,997,636	$18,443	$—	$1,302,994	$1,626	$(2,048,936)	$15,230	$2,286,993

The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Consolidated Statements of Cash Flows
(Stated in thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
(Unaudited)

OPERATING ACTIVITIES
Cash used in operating activities (Note 13)	$(42,635)	$(46,881)	$(141,770)	$(125,547)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	—	1,725	6,442	38,725
Purchase of long-term investments	(11,075)	(35)	(24,100)	(13,495)
Purchase of other long-term investments	—	—	(80,000)	—
Proceeds from sale of other mineral property rights	—	—	—	3,000
Proceeds from redemption of short-term investments	—	—	15,000	—
Proceeds from sale of long-term investments	—	2,625	1,800	2,625
Proceeds from redemption of other long-term investments	57	320	201	2,041
Expenditures on property, plant and equipment	(222,843)	(9,720)	(430,698)	(22,467)
Expenditures on other assets	(143)	(177)	(190)	(856)

Cash (used in) provided by investing activities of continued operations	(234,004)	(5,262)	(511,545)	9,573
Cash used in investing activities of discontinued operations	—	(1,707)	—	(5,887)

Cash (used in) provided by investing activities	(234,004)	(6,969)	(511,545)	3,686

FINANCING ACTIVITIES
Issue of share capital	11,265	2,070	457,403	2,293
Proceeds from credit facilities	—	—	—	34,575
Repayment of credit facilities	(354)	(1,628)	(785)	(1,997)
Noncontrolling interests’ reduction of investment in subsidiaries	(2,529)	—	(2,529)	—
Noncontrolling interests’ investment in subsidiaries	233,930	626	655,071	1,006

Cash provided by financing activities	242,312	1,068	1,109,160	35,877

EFFECT OF EXCHANGE RATE CHANGES ON CASH	19,971	26,406	18,451	43,527

NET CASH (OUTFLOW) INFLOW	(14,356)	(26,376)	474,296	(42,457)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	1,454,475	368,029	965,823	384,110

CASH AND CASH EQUIVALENTS, END OF PERIOD	$1,440,119	$341,653	$1,440,119	$341,653

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$693,173	$173,454	$693,173	$173,454
Short-term money market instruments	746,946	168,199	746,946	168,199

	$1,440,119	$341,653	$1,440,119	$341,653

Supplementary cash flow information (Note 13)
The accompanying notes are an integral part of these consolidated financial statements.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES
(a)	Basis of preparation
These unaudited interim consolidated financial statements have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by Ivanhoe Mines Ltd. (the “Company”) as set out in the audited consolidated financial statements for the year ended December 31, 2009.
Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2009.
In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at September 30, 2010 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2010, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.
The Company operates two reportable segments, being its coal division located in Mongolia, and its exploration and development division with projects located primarily in Mongolia and Australia.
References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.
(b)	Basis of presentation
For purposes of these consolidated financial statements, the Company, subsidiaries of the Company, and variable interest entities for which the Company is the primary beneficiary, are collectively referred to as “Ivanhoe Mines”.
(c)	Accounting changes
•
In January 2010, the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

7

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
1.	SIGNIFICANT ACCOUNTING POLICIES (Continued)
(c)	Accounting changes (continued)
•
In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a Variable Interest Entity (“VIE”). This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

2.	EXPLORATION EXPENSES
Generally, exploration costs are charged to operations in the period incurred until it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.
Summary of exploration expenditures by location:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Mongolia
Oyu Tolgoi (1)	$14,298	$22,154	$74,308	$65,117
Coal Division	14,676	5,598	35,547	14,061
Other Mongolia Exploration	1,393	385	2,927	1,058

	30,367	28,137	112,782	80,236
Australia	15,743	11,464	41,429	26,352
Indonesia	903	1,103	2,182	2,382
Other	1,118	245	2,644	899

	$48,131	$40,949	$159,037	$109,869

(1)
Until March 31, 2010, exploration costs charged to operations included development costs associated with the Oyu Tolgoi Project in Mongolia. On April 1, 2010, Ivanhoe Mines commenced capitalizing Oyu Tolgoi Project development costs. As of this date, reserve estimates for the Oyu Tolgoi Project had been announced and the procedural and administrative conditions contained in the Investment Agreement were satisfied. During the three and nine months ended September 30, 2010, additions to property, plant and equipment included $204.4 million and $563.7 million, respectively, of Oyu Tolgoi Project development costs.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
3.	DISCONTINUED OPERATIONS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Savage River (a)	$—	$3,644	$6,585	$19,309
Indonesia Coal Division (b)	—	(25,547)	—	(32,150)

	$—	$(21,903)	$6,585	$(12,841)

(a)
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project (the “Project”) in Tasmania, Australia for two initial payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. The annual payments are based on annual iron ore pellet tonnes sold and an escalating price formula based on the prevailing annual Nibrasco/JSM pellet price.

During the three month period ended June 30, 2010, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project has disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. Ivanhoe Mines is committed to collecting the full amount of the fifth annual contingent payment and has included the total estimated amount of $22.1 million in accounts receivable as at September 30, 2010. In September 2010, Ivanhoe Mines initiated arbitration proceedings.

To date, Ivanhoe Mines has received $144.4 million in proceeds from the sale.

(b)
During December 2009, Ivanhoe Mines sold the Indonesia Coal Division, which was composed entirely of the Mamahak Coal Project (“Mamahak”). Ivanhoe Mines divested its 85.0% interest in Mamahak to Kangaroo Resources Limited (“Kangaroo”) for consideration comprising of $1.0 million cash and 50.0 million shares of Kangaroo possessing a fair value of $8.8 million. Ivanhoe Mines incurred transaction costs of $1.0 million related to the disposition of Mamahak. As a result of this transaction, Ivanhoe Mines held 6.7% of the issued and outstanding shares of Kangaroo on December 23, 2009, the closing date, and those shares are subject to a one year hold period.

4.	CASH AND CASH EQUIVALENTS
Cash and cash equivalents at September 30, 2010 included SouthGobi Resources Ltd.’s (Canada) (57.3% owned) (“SouthGobi”) balance of $613.5 million (December 31, 2009 — $357.3 million) and Ivanhoe Australia Ltd.’s (Australia) (62.1% owned) (“Ivanhoe Australia”) balance of $174.4 million (December 31, 2009 — $10.6 million), which were not available for Ivanhoe Mines’ general corporate purposes.

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS

	September 30,	December 31,
	2010	2009

Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$1,367	$9,860
Exco Resources N.L. (b)	16,161	10,499
Investments “available-for-sale” (c)	65,302	63,276
Investments “held-for-trading” (d)	6,027	9,876

	$88,857	$93,511

(a)
On October 3, 2008, Ivanhoe Mines closed an agreement with several strategic partners whereby Altynalmas Gold Ltd. (“Altynalmas”) issued shares to acquire a 100% participating interest in Bakyrchik Mining Venture (“BMV”) and a 100% participating interest in Intergold Capital LLP (“IGC”). Both IGC and BMV are limited liability partnerships established under the laws of Kazakhstan that are engaged in the exploration and development of minerals in Kazakhstan. As a result of this transaction, Ivanhoe Mines’ investment in Altynalmas was diluted to 49%. Ivanhoe Mines ceased consolidating Altynalmas on October 3, 2008 and commenced equity accounting for its investment.

On March 8, 2010, all of the parties to the original agreement agreed to put themselves into the position they would be in as if a certain entity was not a party to the original agreement. The corresponding amendments made to the original agreement resulted in Ivanhoe Mines’ interest in Altynalmas increasing from 49% to 50%.

	September 30,	December 31,
	2010	2009

Amount due from Altynalmas	$91,004	$68,533
Carrying amount of equity method investment	(89,637)	(58,673)

Net investment in Altynalmas	$1,367	$9,860

Amounts advanced to Altynalmas bear interest compounded monthly at a rate per annum equal to the one month London Inter-Bank Offered Rate plus 3.0% and are due on demand.

During the nine month period ended September 30, 2010, Ivanhoe Mines recorded a $30,964,000 (2009 — $29,683,000) equity loss on this investment.

(b)	During the three month period ended September 30, 2010, Ivanhoe Mines acquired 13,486,365 shares of Exco Resources N.L. (“Exco”) at a cost of $5,323,000 (Aud$5,886,000).

Also during the nine month period ended September 30, 2010, Ivanhoe Mines recorded a $749,000 (2009 — $1,156,000) equity loss on its investment in Exco.

As at September 30, 2010, the market value of Ivanhoe Mines’ 22.9% investment in Exco was $37,573,000 (Aud$38,851,000).

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
5.	LONG-TERM INVESTMENTS (Continued)
(c)	Investments “available-for-sale”

	September 30, 2010				December 31, 2009
	Equity	Cost	Unrealized	Fair	Equity	Cost	Unrealized	Fair
	Interest	Basis	Gain	Value	Interest	Basis	Gain (Loss)	Value

Entrée Gold Inc.	12.2%	$19,957	$19,864	$39,821	14.3%	$19,957	$12,799	$32,756
Emmerson Resources Limited	10.0%	3,361	1,361	4,722	10.0%	3,107	6,637	9,744
Intec Ltd. (i)	3.0%	36	—	36	4.8%	521	(3)	518
GoviEx Gold Inc.	1.5%	1,043	—	1,043	1.5%	1,043	—	1,043
Ivanhoe Nickel & Platinum Ltd. (ii)	6.3%	19,492	—	19,492	6.1%	18,929	—	18,929
Other	—	60	128	188	—	60	226	286

		$43,949	$21,353	$65,302		$43,617	$19,659	$63,276

(i)
During the nine month period ended September 30, 2010, Ivanhoe Mines recorded an impairment provision of $485,000 against the investment in Intec Ltd. (“Intec”) based on an assessment of the fair value of Intec.

(ii)	During the three month period ended March 31, 2010, Ivanhoe Mines acquired 125,665 common shares of Ivanhoe Nickel and Platinum Ltd. (“Ivanplats”) at a cost of $563,000.
As at September 30, 2010, Ivanhoe Mines held a 9.2% equity interest in Ivanplats on a fully diluted basis.
(d)	Investments “held-for-trading”
As at September 30, 2010, the market value of Ivanhoe Mines 6.4% investment in Kangaroo Resources Limited was $6,027,000, resulting in an unrealized loss of $3,849,000 during the nine month period ended September 30, 2010.
6.	OTHER LONG-TERM INVESTMENTS

	September 30,	December 31,
	2010	2009

Long-Term Notes (a)	$28,265	$24,689
Government of Mongolia Treasury Bills (b)	78,463	73,152
Government of Mongolia Tax Prepayment (b)	35,659	—
Money Market investments (c)	70,032	47,194

	$212,419	$145,035

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IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)
(a)	Long-Term Notes
As at September 30, 2010, the Company held $66.3 million principal amount of Long-Term Notes (received in 2009 upon the completion of the Asset-Backed Commercial Paper restructuring) which was recorded at a fair value of $28.3 million. The increase from December 2009 in principal of $1.1 million was due to the strengthening of the Canadian dollar ($1.3 million), offset by principal redemptions ($0.2 million). The Company has designated the Long-Term Notes as held-for-trading. The Long-Term Notes are recorded at fair value with unrealized holding gains and losses included in earnings.
There is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Long-Term Notes. The Company has estimated the fair value of the Long-Term Notes considering information provided on the restructuring, the best available public information regarding market conditions and other factors that a market participant would consider for such investments.
The Company is aware of a limited number of trades in the Long-Term Notes that occurred prior to September 30, 2010, but does not consider them to be of sufficient volume or value to constitute an active market. Accordingly, the Company has not used these trades to determine the fair value of its Long-Term Notes.
The Company has used a discounted cash flow approach to value the Long-Term Notes as at September 30, 2010 incorporating the following assumptions:

Bankers Acceptance Rate:	1.10%
Discount Rates:	9% to 25%
Maturity Dates:	6.2 years
Expected Return of Principal:
A-1 Notes	100%
A-2 Notes	100%
B Notes	10%
C Notes	0%
IA Notes	0%
TA Notes	100%
Based on the discounted cash flow model as at September 30, 2010, the fair value of the Long-Term Notes was estimated at $28.3 million. As a result of this valuation, the Company recorded an unrealized trading gain of $3.2 million for the nine month period ended September 30, 2010.
Continuing uncertainties regarding the value of the assets that underlie the Long-Term Notes, the amount and timing of cash flows and changes in general economic conditions could give rise to a further change in the fair value of the Company’s investment in the Long-Term Notes, which would impact the Company’s results from operations. A 1.0% increase, representing 100 basis points, in the discount rate will decrease the fair value of the Long-Term Notes by approximately $1.5 million.

12

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)
(b)	Government of Mongolia Treasury Bill and Tax Prepayment
On October 6, 2009, Ivanhoe Mines agreed to purchase three Treasury Bills (“T-Bills”) from the Mongolian Government, having an aggregate face value of $287.5 million, for the aggregate sum of $250.0 million. The annual rate of interest on the T-Bills was set at 3.0%. The initial T-Bill, with a face-value of $115.0 million, was purchased by Ivanhoe Mines on October 20, 2009 for $100.0 million and will mature on October 20, 2014.
However, on March 31, 2010 Ivanhoe Mines agreed to an alternative arrangement for the advancement of funds that would not involve the purchase of the remaining two T-Bills. Specifically, rather than purchasing the second and third remaining T-Bills, with face values of $57.5 million and $115.0 million respectively, Ivanhoe Mines has agreed to make a series of tax prepayments.
•	The first tax prepayment of $50.0 million was made pursuant to this arrangement on April 7, 2010.
•
The second tax prepayment of $100.0 million will be made within 14 days of Oyu Tolgoi LLC fully drawing down the financing necessary to enable the complete construction of the Oyu Tolgoi Project, or on June 30, 2011, whichever date is earlier.

The annual rate of interest on the tax prepayments is 1.75% compounding quarterly from the date on which such prepayments are made to the Mongolian Government by Ivanhoe Mines. Unless already off-set fully against Mongolian taxes, the Mongolian Government must immediately repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.
The Company has designated the T-Bill and first tax prepayment as available-for-sale investments because they were not purchased with the intent of selling them in the near term and the Company’s intention to hold them to maturity is uncertain. The fair values of the T-Bill and first tax prepayment are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.
The Company has used a discounted cash flow approach to value the T-Bill at September 30, 2010 incorporating the following assumptions:

T-Bill
Face Value:	$115,000,000
Discount Rates:	9.9%
Term to Maturity	4.1 years
Based on the discounted cash flow model as at September 30, 2010, the fair value of the T-Bill was estimated at $78.5 million. As a result of this valuation, Ivanhoe Mines recorded an unrealized gain of $3.2 million in accumulated other comprehensive income for the nine month period ended September 30, 2010.

13

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
6.	OTHER LONG-TERM INVESTMENTS (Continued)
(b)	Government of Mongolia Treasury Bill and Tax Prepayment (continued)
The Company has used a discounted cash flow approach to value the first tax prepayment at September 30, 2010 incorporating the following assumptions:

First Tax
Prepayment
Face Value:	$50,000,000
Discount Rates:	9.9%
Term to Maturity	4.5 years
Based on the discounted cash flow model as at September 30, 2010, the fair value of the first tax prepayment was estimated at $35.7 million. As a result of this valuation, Ivanhoe Mines recorded an unrealized loss of $14.8 million in accumulated other comprehensive income for the nine month period ended September 30, 2010.
(c)	Money Market Investments
As at September 30, 2010, Ivanhoe Mines held $70.0 million of money market investments with remaining maturities in excess of one year.
7.	PROPERTY, PLANT AND EQUIPMENT

	September 30,			December 31,
	2010			2009
		Accumulated			Accumulated
		Depletion and			Depletion and
		Depreciation,			Depreciation,
		Including	Net Book		Including	Net Book
	Cost	Write-downs	Value	Cost	Write-downs	Value
Mining plant and equipment
Ovoot Tolgoi, Mongolia	$10,647	$(1,141)	$9,506	$9,991	$(359)	$9,632

Other mineral property interests
Oyu Tolgoi, Mongolia	$43,792	$(6,311)	$37,481	$43,792	$(6,296)	$37,496
Ovoot Tolgoi, Mongolia	20,252	(544)	19,708	16,264	(83)	16,181
Cloncurry, Australia	24,993	(126)	24,867	24,403	(126)	24,277
Other exploration projects	1,244	(1,244)	—	1,335	(1,306)	29

	$90,281	$(8,225)	$82,056	$85,794	$(7,811)	$77,983

Other capital assets
Oyu Tolgoi, Mongolia (Note 2)	$22,616	$(13,661)	$8,955	$16,119	$(11,756)	$4,363
Ovoot Tolgoi, Mongolia	142,302	(17,027)	125,275	74,469	(8,323)	66,146
Cloncurry, Australia	43,670	(2,334)	41,336	5,724	(1,557)	4,167
Other exploration projects	3,378	(2,611)	767	2,657	(2,128)	529

	$211,966	$(35,633)	$176,333	$98,969	$(23,764)	$75,205

Capital works in progress
Oyu Tolgoi, Mongolia (Note 2)	$612,232	$—	$612,232	$54,991	$—	$54,991
Ovoot Tolgoi, Mongolia	7,540	—	7,540	970	—	970
Cloncurry, Australia	1,252	—	1,252	—	—	—

	$621,024	$—	$621,024	$55,961	$—	$55,961

	$933,918	$(44,999)	$888,919	$250,715	$(31,934)	$218,781

14

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
8.	AMOUNTS DUE UNDER CREDIT FACILITIES

	September 30,	December 31,
	2010	2009
Current
Non-revolving bank loans (a)	$14,486	$14,544
Revolving line of credit facility (b)	2,406	3,000

	$16,892	$17,544

Non-Current
Two-year extendible loan facility (c)	$38,865	$37,979

(a)	In October 2007, Ivanhoe Mines obtained non-revolving bank loans which are due on demand and secured against certain securities and other investments.
(b)	In December 2009, Ivanhoe Mines obtained a one year revolving line of credit facility, which is secured against certain equipment in Mongolia.
(c)	In April 2009, Ivanhoe Mines obtained a non-revolving, two-year extendible loan facility, which is secured against certain securities and other investments.
9.	CONVERTIBLE CREDIT FACILITIES
(a)	Rio Tinto

	September 30,	December 31,
	2010	2009

Principal amount of convertible credit facility	$350,000	$350,000
Accrued paid-in-kind interest	50,832	40,678

	400,832	390,678
(Deduct) add:
Beneficial conversion feature	(36,314)	(30,250)
Share purchase warrants	(9,403)	(9,403)
Accretion of discount	45,717	27,891

	400,832	378,916
Credited to share capital upon conversion	(400,832)	—

	$—	$378,916

In September 2007, Rio Tinto provided the Company with a $350.0 million convertible credit facility to finance ongoing mine development activities at the Oyu Tolgoi Project. In 2007, the Company made an initial draw against the credit facility of $150.0 million and further draws totalling $200.0 million were made in 2008.

15

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	CONVERTIBLE CREDIT FACILITIES (Continued)
(a)	Rio Tinto (continued)
Amounts advanced under the credit facility bore interest at a rate per annum equal to the three-month London Inter-Bank Offered Rate plus 3.3%, and matured on September 12, 2010. In September 2010, the Company issued 40.1 million common shares to Rio Tinto upon the automatic conversion of the maturing convertible credit facility. The $350.0 million outstanding principal and $50.8 million accrued interest were converted at a price of $10.00 per common share.
On the date of conversion, the $437.1 million aggregate carrying amount of the convertible credit facility liability ($400.8 million) and associated beneficial conversion feature ($36.3 million) was credited to share capital to reflect the common shares issued.
As part of the credit facility transaction, Rio Tinto also received share purchase warrants exercisable to purchase up to 35.0 million common shares of the Company at a price of $10.00 per share for a period of five years (Note 10 (c)).
During the three and nine months ended September 30, 2010, Ivanhoe Mines capitalized $2.0 million and $2.7 million of interest expense and $5.2 million and $6.2 million of accretion expense, respectively, incurred on the convertible credit facility.
(b)	China Investment Corporation

	September 30,	December 31,
	2010	2009

Principal amount of convertible debenture	$500,000	$500,000

(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	55	10
Reduction of carrying amount upon partial conversion	(93,370)	—

Carrying amount of debt host contract	93,393	186,718

Embedded derivative liability	134,882	358,272

Convertible credit facility	228,275	544,990

Accrued interest	9,337	4,712

Transaction costs allocated to deferred charges	(2,800)	(5,601)

Net carrying amount of convertible debenture	$234,812	$544,101

16

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	CONVERTIBLE CREDIT FACILITIES (Continued)
(b)	China Investment Corporation (continued)
On November 19, 2009, SouthGobi issued a convertible debenture to a wholly-owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture is secured, bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. The financing primarily will support an accelerated investment program in Mongolia and up to $120.0 million of the financing may also be used for working capital, repayment of debt due on funding, general and administrative expense and other general corporate purposes.
Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88). Also on March 29, 2010, SouthGobi settled the $1.4 million accrued interest payable in shares on the $250.0 million converted by issuing 0.1 million shares at the 50-day VWAP conversion price of $15.97 (Cdn$16.29). On April 1, 2010, SouthGobi settled the outstanding accrued interest payable in cash on the $250.0 million converted with a cash payment of $5.7 million.
As at March 29, 2010, the fair value of the embedded derivative liability associated with the $250.0 million converted was $102.8 million, a decrease of $9.4 million compared to its fair value at December 31, 2009. The $347.6 million fair value of the SouthGobi shares issued upon conversion exceeded the $193.3 million aggregate carrying value of the debt host contract, embedded derivative liability and deferred charges. The difference of $154.3 million was recorded as a loss on conversion of the convertible debenture.
As at September 30, 2010, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $134.9 million.
The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, risk-free rate of return, expected volatility of SouthGobi’s share price, forward Cdn$ exchange rate curves and spot Cdn$ exchange rates.

17

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
9.	CONVERTIBLE CREDIT FACILITIES (Continued)
(b)	China Investment Corporation (continued)
Assumptions used in the Monte Carlo valuation model are as follows:

	September 30,		December 31,
	2010		2009

Floor conversion price	Cdn$	8.88	Cdn$	8.88
Ceiling conversion price	Cdn$	11.88	Cdn$	11.88
Expected volatility		74%		75%
Risk-free rate of return		3.27%		4.09%
Spot Cdn$ exchange rate		0.97		0.96
Forward Cdn$ exchange rate curve		0.93 - 0.97		0.90 - 0.95
10.	SHARE CAPITAL
(a)	Equity Incentive Plan
Stock-based compensation charged to operations was allocated between exploration expenses and general and administrative expenses as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Exploration (i)	$6,437	$4,513	$18,691	$16,085
General and administrative	2,774	2,244	7,551	11,447

	$9,211	$6,757	$26,242	$27,532

(i)
During the three and nine months ended September 30, 2010, stock-based compensation of $1,590,000 and $3,189,000 (2009 — $nil and $nil), respectively, relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment (Note 2).

18

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	SHARE CAPITAL (Continued)
(a)	Equity Incentive Plan (continued)

Stock-based compensation charged to operations was incurred by Ivanhoe Mines as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Ivanhoe Mines Ltd. (i)	$3,606	$3,272	$11,255	$16,909
SouthGobi Resources Ltd.	3,234	1,688	7,927	5,598
Ivanhoe Australia Ltd.	2,371	1,797	7,060	5,025

	$9,211	$6,757	$26,242	$27,532

(i)
During the nine months ended September 30, 2010, 2,612,500 options were exercised, 134,000 options were cancelled and 1,312,500 options were granted. These granted options have a weighted average exercise price of Cdn$15.51, lives of seven years, and vest over periods ranging from one to four years. The weighted average grant-date fair value of stock options granted during the nine months ended September 30, 2010 was Cdn$9.02. The fair value of these options was determined using the Black-Scholes option pricing model. The option valuation was based on a weighted average expected life of 3.6 years, risk-free interest rate of 2.43%, expected volatility of 77%, and dividend yield of nil%.

During the three and nine months ended September 30, 2010, stock-based compensation of $1,590,000 and $3,189,000 (2009 — $nil and $nil), respectively, relating to the development of the Oyu Tolgoi Project was capitalized as property, plant and equipment (Note 2).

(b)	Rio Tinto Placements
In March 2010, the Company issued 15.0 million shares to Rio Tinto at Cdn$16.31 per share, for total proceeds of $241.1 million (Cdn$244.7 million) (Note 13 (b)).
In June 2010, Rio Tinto exercised its 46.0 million Series A warrants, which were granted during 2006. Pursuant to the exercise of the Series A warrants, the Company issued 46.0 million shares to Rio Tinto at $8.54 per share for total proceeds of $393.1 million. As a result, the $8.9 million carrying value of the Series A warrants was reclassified from share purchase warrants to share capital.
In September 2010, the Company issued 40.1 million shares to Rio Tinto upon the conversion of Rio Tinto’s maturing convertible credit facility (Note 9 (a) and 13 (b)).

19

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
10.	SHARE CAPITAL (Continued)
(b)	Rio Tinto Placements (continued)
As at September 30, 2010, 46,026,522 share purchase warrants granted to Rio Tinto during 2006 were outstanding. These warrants have exercise prices ranging between $8.38 and $9.02 per share and are exercisable until two years after the earlier of the date an approved Investment Agreement is reached or October 27, 2009.
In addition to the share purchase warrants granted to Rio Tinto during 2006, the following were granted to Rio Tinto during 2008 and were outstanding as at September 30, 2010:
(i)
720,203 share purchase warrants with exercise prices of Cdn$3.15 per share. These warrants are exercisable until one year after the earlier of the date an approved Investment Agreement is reached or October 27, 2009. In October 2010, Rio Tinto exercised all 720,203 share purchase warrants.

(ii)
720,203 share purchase warrants with exercise prices of Cdn$3.15 per share. These warrants are exercisable until two years after the earlier of the date an approved Investment Agreement is reached or October 27, 2009.

(c)	Rio Tinto Financing
As part of the convertible credit facility disclosed in Note 9 (a), Rio Tinto received share purchase warrants exercisable to purchase up to 35.0 million common shares of the Company at a price of $10.00 per share at any time on or before October 24, 2012. As at September 30, 2010, 35.0 million share purchase warrants were exercisable.

20

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
11.	ACCUMULATED OTHER COMPREHENSIVE INCOME

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Accumulated OCI at beginning of period
Long-term investments, net of tax of $nil, $nil, $1,896, $nil	$7,223	$(3,674)	$17,763	$(8,635)
Other long-term investments, net of tax of $nil, $nil, $nil, $nil	(40,690)	—	(27,448)	—
Currency translation adjustment, net of tax of $nil, $nil, $nil, $nil	(8,198)	(11,622)	(6,015)	(18,256)
Noncontrolling interests	15,537	2,042	1,122	2,669

	$(26,128)	$(13,254)	$(14,578)	$(24,222)

Other comprehensive income (loss) for the period:
Changes in fair value of long-term investments	$14,133	$34,105	$1,694	$39,066
Changes in fair value of other long-term investments	1,703	—	(11,539)	—
Currency translation adjustments	18,906	4,497	16,723	11,131
Noncontrolling interests	(5,648)	(1,417)	8,767	(2,044)
Less: reclassification adjustments for gains/losses recorded in earnings:
Investments:
Other than temporary impairment charges	—	—	3	—
Gains realized on sale	—	(1,424)	—	(1,424)

Other comprehensive income, before tax	29,094	35,761	15,648	46,729
Income tax (recovery) expense related to OCI	(1,340)	—	556	—

Other comprehensive income, net of tax	$27,754	$35,761	$16,204	$46,729

Accumulated OCI at end of period
Long-term investments, net of tax of $1,340, $nil, $1,340, $nil	$20,016	$29,007	$20,016	$29,007
Other long-term investments, net of tax of $nil, $nil, $nil, $nil	(38,987)	—	(38,987)	—
Currency translation adjustment, net of tax of $nil, $nil, $nil, $nil	10,708	(7,125)	10,708	(7,125)
Noncontrolling interests	9,889	625	9,889	625

	$1,626	$22,507	$1,626	$22,507

21

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
12.	NONCONTROLLING INTERESTS
At September 30, 2010 there were noncontrolling interests in SouthGobi, Ivanhoe Australia and Oyu Tolgoi LLC:

	Noncontrolling Interests
		Ivanhoe	Oyu Tolgoi
	SouthGobi	Australia	LLC (a)	Total

Balance, December 31, 2009	$2,478	$(1,526)	$—	$952

Changes in noncontrolling interests arising from changes in ownership interests	309,419	79,687	(338,080)	51,026
Noncontrolling interests’ share of loss	(23,053)	(7,718)	(11,233)	(42,004)
Noncontrolling interests’ share of other comprehensive income	—	4,488	768	5,256

Balance, September 30, 2010	$288,844	$74,931	$(348,545)	$15,230

(a)
The Shareholders’ Agreement, which was signed and approved on October 6, 2009, established the basis upon which the Mongolian Government would, in accordance with Mongolian law, through its wholly-state-owned company, Erdenes MGL LLC, obtain and hold an initial 34% equity interest in Oyu Tolgoi LLC and provides for the respective rights and obligations of the shareholders of Oyu Tolgoi LLC.

On May 31, 2010, pursuant to the terms of the Shareholders’ Agreement, the Mongolian Government obtained a 34% interest in Oyu Tolgoi LLC upon the receipt of fully registered shares of Oyu Tolgoi LLC. In accordance with the ASC guidance for consolidation accounting, the Company continued to consolidate its remaining 66% interest in Oyu Tolgoi LLC. No value was assigned to the consideration received by the Company as the fair value of neither the consideration received nor the asset relinquished was determinable within reasonable limits. Accordingly, on May 31, 2010, the Company recognized a deficit noncontrolling interest balance of $338.1 million associated with noncontrolling interest’s share of the carrying amount of Oyu Tolgoi LLC’s net deficit. Accumulated other comprehensive income and additional paid-in capital were adjusted by $14.0 million and $324.1 million, respectively.

22

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	CASH FLOW INFORMATION
(a)	Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Net loss	$(25,272)	$(75,727)	$(290,761)	$(160,861)
Income from discontinued operations	—	44,932	(6,585)	35,870
Items not involving use of cash
Stock-based compensation	9,211	6,757	26,242	27,532
Accretion expense	3,085	3,643	11,838	10,653
General and administrative expenses	—	1,978	3,421	1,978
Depreciation	1,279	3,541	7,376	7,410
Gain on sale of other mineral property rights	—	—	—	(3,000)
Write-down of carrying values of property, plant and equipment	1,764	—	1,764	—
Accrued interest income	(2,465)	—	(7,585)	—
Accrued interest expense	5,918	3,804	13,243	12,644
Unrealized losses on long-term investments	(1,362)	—	3,849	—
Unrealized gains on other long-term investments	(2,019)	(649)	(3,528)	(15)
Realized gain on redemption of other long-term investments	(34)	(198)	(121)	(1,334)
Change in fair value of embedded derivatives	(49,772)	—	(120,633)	—
Loss on conversion of convertible debenture	—	—	154,316	—
Unrealized foreign exchange gains	(5,533)	(23,092)	(5,646)	(37,298)
Share of loss of significantly influenced investees	8,503	23,041	31,713	30,839
Write-down of carrying value of inventory	7,855	—	14,390	—
Gain on sale of long-term investments	—	(1,424)	—	(1,424)
Write-down of carrying value of long-term investments	68	—	485	—
Deferred income taxes	(4,432)	(8,673)	(7,205)	(8,734)
Net change in non-cash operating working capital items:
(Increase) decrease in:
Accounts receivable	(11,439)	1,293	(17,776)	(5,495)
Inventories	(18,352)	(189)	(33,332)	2,724
Prepaid expenses	(4,507)	(1,290)	(6,205)	(1,983)
Increase (decrease) in:
Accounts payable and accrued liabilities	44,869	919	88,970	(2,903)

Cash used in operating activities of continuing operations	(42,635)	(21,334)	(141,770)	(93,397)
Cash used in operating activities of discontinued operations	—	(25,547)	—	(32,150)

Cash used in operating activities	$(42,635)	$(46,881)	$(141,770)	$(125,547)

23

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
13.	CASH FLOW INFORMATION (Continued)
(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the Consolidated Statements of Cash Flows were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009

Investing activities:
Acquisition of property, plant and equipment (i)	$—	$—	$(195,357)	$—
Financing activites:
Conversion of convertible credit facility (Note 9 (a))	(400,832)	—	(400,832)	—
Partial conversion of convertible debenture (Note 9 (b))	—	—	(349,079)	—

	$(400,832)	$—	$(945,268)	$—

(i)
In March 2010, the Company and Rio Tinto completed an agreement whereby the Company issued 15.0 million common shares to Rio Tinto for net proceeds of $241.1 million (Cdn$244.7 million) (Note 10 (b)). The Company used $195.4 million of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.

24

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	SEGMENT DISCLOSURES

	Three Months Ended September 30, 2010
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$6,597	$—	$6,597
COST OF SALES
Production and delivery	—	(5,975)	—	(5,975)
Depreciation and depletion	—	(1,027)	—	(1,027)
Write-down of carrying value of inventory	—	(7,855)	—	(7,855)

COST OF SALES	—	(14,857)	—	(14,857)

EXPENSES
Exploration	(33,455)	(14,676)	—	(48,131)
General and administrative	—	—	(15,005)	(15,005)
Depreciation	(206)	(40)	(6)	(252)
Accretion of asset retirement obligations	(23)	(28)	—	(51)
Gain on sale of other mineral property rights	—	—	—	—
Write-down of carrying values of property, plant and equipment	—	(1,764)	—	(1,764)

TOTAL EXPENSES	(33,684)	(31,365)	(15,011)	(80,060)

OPERATING LOSS	(33,684)	(24,768)	(15,011)	(73,463)

OTHER INCOME (EXPENSES)
Interest income	2,089	627	1,056	3,772
Interest expense	—	(4,891)	(1,389)	(6,280)
Accretion of convertible credit facilities	—	(13)	(3,021)	(3,034)
Foreign exchange gains	(302)	853	4,783	5,334
Listing fees — SouthGobi	—	—	—	—
Unrealized gains (losses) on long-term investments	—	1,363	—	1,363
Unrealized gains on other long-term investments	—	373	1,646	2,019
Realized gain on redemption of other long-term investments	—	—	34	34
Change in fair value of embedded derivatives	—	49,772	—	49,772
Loss on conversion of convertible credit facility	—	—	—	—
Write-down of carrying value of long-term investments	—	—	(68)	(68)
Gain on sale of long-term investment	—	—	—	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(31,897)	23,316	(11,970)	(20,551)
Recovery for income taxes	10	2,240	1,532	3,782
Share of loss of significantly influenced investees	(131)	—	(8,372)	(8,503)

NET LOSS FROM CONTINUING OPERATIONS	(32,018)	25,556	(18,810)	(25,272)
INCOME FROM DISCONTINUED OPERATIONS	—	—	—	—

NET LOSS	(32,018)	25,556	(18,810)	(25,272)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	12,336	—	(11,925)	411

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(19,682)	$25,556	$(30,735)	$(24,861)

CAPITAL EXPENDITURES	$200,545	$22,256	$42	$222,843

TOTAL ASSETS	$1,174,620	$942,990	$669,890	$2,787,500

During the three months ended September 30, 2010, all of the coal division’s revenue arose from coal sales in Mongolia to four customers. Total revenues by customer were $3.7 million, $2.0 million, $0.8 million and $0.1 million.

25

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended September 30, 2009
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$11,871	$—	$11,871
COST OF SALES
Production and delivery	—	(6,435)	—	(6,435)
Depreciation and depletion	—	(2,202)	—	(2,202)
Write-down of carrying value of inventory	—	—	—	—

COST OF SALES	—	(8,637)	—	(8,637)

EXPENSES
Exploration	(35,007)	(5,942)	—	(40,949)
General and administrative	—	—	(12,464)	(12,464)
Depreciation	(1,327)	(7)	(5)	(1,339)
Accretion of asset retirement obligations	(22)	(18)	—	(40)
Gain on sale of other mineral property rights	—	—	—	—
Write-down of carrying values of property, plant and equipment	—	—	—	—

TOTAL EXPENSES	(36,356)	(14,604)	(12,469)	(63,429)

OPERATING LOSS	(36,356)	(2,733)	(12,469)	(51,558)

OTHER INCOME (EXPENSES)
Interest income	181	4	327	512
Interest expense	—	—	(4,066)	(4,066)
Accretion of convertible credit facilities	—	—	(3,603)	(3,603)
Foreign exchange gains	36	(276)	19,722	19,482
Listing fees — SouthGobi	—	(1,599)	—	(1,599)
Unrealized gains (losses) on long-term investments	—	—	—	—
Unrealized gains on other long-term investments	—	—	649	649
Realized gain on redemption of other long-term investments	—	—	198	198
Change in fair value of embedded derivatives	—	—	—	—
Loss on conversion of convertible credit facility	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	—
Gain on sale of long-term investment	—	—	1,424	1,424

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(36,139)	(4,604)	2,182	(38,561)
Recovery for income taxes	(190)	7,973	(5)	7,778
Share of loss of significantly influenced investees	(804)	—	(22,237)	(23,041)

NET LOSS FROM CONTINUING OPERATIONS	(37,133)	3,369	(20,060)	(53,824)
INCOME FROM DISCONTINUED OPERATIONS	—	(25,547)	3,644	(21,903)

NET LOSS	(37,133)	(22,178)	(16,416)	(75,727)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	1,752	—	4,217	5,969

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(35,381)	$(22,178)	$(12,199)	$(69,758)

CAPITAL EXPENDITURES	$987	$8,723	$10	$9,720

TOTAL ASSETS	$208,161	$120,471	$407,163	$735,795

During the three months ended September 30, 2009, all of the coal division’s revenue arose from coal sales in Mongolia to three customers. Total revenues by customer were $7.5 million, $4.1 million and $0.3 million.

26

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	SEGMENT DISCLOSURES (Continued)

	Nine Months Ended September 30, 2010
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$38,182	$—	$38,182
COST OF SALES
Production and delivery	—	(28,073)	—	(28,073)
Depreciation and depletion	—	(5,854)	—	(5,854)
Write-down of carrying value of inventory	—	(14,390)	—	(14,390)

COST OF SALES	—	(48,317)	—	(48,317)

EXPENSES
Exploration	(123,490)	(35,547)	—	(159,037)
General and administrative	—	—	(38,052)	(38,052)
Depreciation	(1,320)	(129)	(73)	(1,522)
Accretion of asset retirement obligations	(67)	(75)	—	(142)
Gain on sale of other mineral property rights	—	—	—	—
Write-down of carrying values of property, plant and equipment	—	(1,764)	—	(1,764)

TOTAL EXPENSES	(124,877)	(85,832)	(38,125)	(248,834)

OPERATING LOSS	(124,877)	(47,650)	(38,125)	(210,652)

OTHER INCOME (EXPENSES)
Interest income	3,857	1,851	5,231	10,939
Interest expense	—	(19,624)	(8,333)	(27,957)
Accretion of convertible credit facilities	—	(46)	(11,650)	(11,696)
Foreign exchange gains	(490)	252	2,383	2,145
Listing fees — SouthGobi	—	—	—	—
Unrealized gains (losses) on long-term investments	—	(3,849)	—	(3,849)
Unrealized gains on other long-term investments	—	343	3,185	3,528
Realized gain on redemption of other long-term investments	—	—	121	121
Change in fair value of embedded derivatives	—	120,633	—	120,633
Loss on conversion of convertible credit facility	—	(154,316)	—	(154,316)
Write-down of carrying value of long-term investments	—	—	(485)	(485)
Gain on sale of long-term investment	—	—	—	—

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(121,510)	(102,406)	(47,673)	(271,589)
Recovery for income taxes	(1,305)	5,381	1,880	5,956
Share of loss of significantly influenced investees	(749)	—	(30,964)	(31,713)

NET LOSS FROM CONTINUING OPERATIONS	(123,564)	(97,025)	(76,757)	(297,346)
INCOME FROM DISCONTINUED OPERATIONS	—	—	6,585	6,585

NET LOSS	(123,564)	(97,025)	(70,172)	(290,761)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	18,951	—	23,053	42,004

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(104,613)	$(97,025)	$(47,119)	$(248,757)

CAPITAL EXPENDITURES	$355,022	$75,590	$86	$430,698

TOTAL ASSETS	$1,174,620	$942,990	$669,890	$2,787,500

During the nine months ended September 30, 2010, all of the coal division’s revenue arose from coal sales in Mongolia to four customers. Total revenues by customer were $24.1 million, $12.8 million, $1.2 million and $0.1 million.

27

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
14.	SEGMENT DISCLOSURES (Continued)

	Nine Months Ended September 30, 2009
	Exploration	Coal	Corporate	Consolidated

REVENUE	$—	$26,078	$—	$26,078
COST OF SALES
Production and delivery	—	(16,746)	—	(16,746)
Depreciation and depletion	—	(4,243)	—	(4,243)
Write-down of carrying value of inventory	—	—	—	—

COST OF SALES	—	(20,989)	—	(20,989)

EXPENSES
Exploration	(95,807)	(14,062)	—	(109,869)
General and administrative	—	—	(30,778)	(30,778)
Depreciation	(3,087)	(14)	(66)	(3,167)
Accretion of asset retirement obligations	(66)	(38)	—	(104)
Gain on sale of other mineral property rights	3,000	—	—	3,000
Write-down of carrying values of property, plant and equipment	—	—	—	—

TOTAL EXPENSES	(95,960)	(35,103)	(30,844)	(161,907)

OPERATING LOSS	(95,960)	(9,025)	(30,844)	(135,829)

OTHER INCOME (EXPENSES)
Interest income	913	16	1,013	1,942
Interest expense	—	—	(13,083)	(13,083)
Accretion of convertible credit facilities	—	—	(10,549)	(10,549)
Foreign exchange gains	(1,065)	(1,222)	34,232	31,945
Listing fees — SouthGobi	—	(1,932)	—	(1,932)
Unrealized gains (losses) on long-term investments	—	—	—	—
Unrealized gains on other long-term investments	—	—	15	15
Realized gain on redemption of other long-term investments	—	—	1,334	1,334
Change in fair value of embedded derivatives	—	—	—	—
Loss on conversion of convertible credit facility	—	—	—	—
Write-down of carrying value of long-term investments	—	—	—	—
Gain on sale of long-term investment	—	—	1,424	1,424

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(96,112)	(12,163)	(16,458)	(124,733)
Recovery for income taxes	(168)	7,796	(76)	7,552
Share of loss of significantly influenced investees	(1,156)	—	(29,683)	(30,839)

NET LOSS FROM CONTINUING OPERATIONS	(97,436)	(4,367)	(46,217)	(148,020)
INCOME FROM DISCONTINUED OPERATIONS	—	(32,150)	19,309	(12,841)

NET LOSS	(97,436)	(36,517)	(26,908)	(160,861)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	3,808	—	6,350	10,158

NET LOSS ATTRIBUTABLE TO IVANHOE MINES LTD.	$(93,628)	$(36,517)	$(20,558)	$(150,703)

CAPITAL EXPENDITURES	$2,685	$19,756	$26	$22,467

TOTAL ASSETS	$208,161	$120,471	$407,163	$735,795

During the nine months ended September 30, 2009, all of the coal division’s revenue arose from coal sales in Mongolia to three customers. Total revenues by customer were $16.2 million, $9.6 million and $0.3 million.

28

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	FAIR VALUE ACCOUNTING
The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.
The following table sets forth the Company’s assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at September 30, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$7,505	$7,505	$—	$—
Long-term investments	108,902	87,471	21,431	—
Other long-term investments	212,419	70,032	—	142,387

	$328,826	$165,008	$21,431	$142,387

Liabilities:
Embedded derivative liability	$134,882	$—	$134,882	$—

	$134,882	$—	$134,882	$—

	Fair Value at December 31, 2009
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$14,999	$14,999	$—	$—
Long-term investments	86,443	62,410	24,033	—
Other long-term investments	145,035	47,194	—	97,841

	$246,477	$124,603	$24,033	$97,841

Liabilities:
Embedded derivative liability	$358,272	$—	$358,272	$—

	$358,272	$—	$358,272	$—

29

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
15.	FAIR VALUE ACCOUNTING (Continued)
The Company’s short-term and long-term investments are classified within Level 1 and 2 of the fair value hierarchy as they are valued using quoted market prices of certain investments, as well as quoted prices for similar investments.
The Company’s other long-term investments are classified within Level 1 and 3 of the fair value hierarchy and consist of the Long-Term Notes, T-Bill, first tax prepayment and Money Market investments.
The Company’s embedded derivative liability, included within convertible credit facilities (Note 9 (b)), is classified within Level 2 of the fair value hierarchy as it is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.
The table below sets forth a summary of changes in the fair value of the Company’s Level 3 financial assets (other long-term investments) for the nine months ended September 30, 2010.

	Long-Term		Tax
	Notes	T-Bills	Prepayment	Totals
Balance, December 31, 2009	$24,689	$73,152	$—	$97,841

Additions	—	—	50,000	50,000
Accrued interest	—	2,087	423	2,510
Foreign exchange gains	472	—	—	472
Fair value redeemed	(81)	—	—	(81)
Unrealized gain (loss)	3,185	3,224	(14,764)	(8,355)

Balance, September 30, 2010	$28,265	$78,463	$35,659	$142,387

30

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS
(a)	The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	September 30,		December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Cash and cash equivalents	$1,440,119	$1,440,119	$965,823	$965,823
Short-term investments	7,505	7,505	14,999	14,999
Accounts receivable	60,159	60,159	39,349	39,349
Long-term investments	88,857	199,906	93,511	154,976
Other long-term investments	212,419	212,419	145,035	145,035

Accounts payable and accrued liabilities	162,942	162,942	55,128	55,128
Amounts due under credit facilities	55,757	55,757	55,523	55,523
Convertible credit facilities	237,612	237,612	928,618	940,380
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, T-Bill, first tax prepayment and Money Market investments, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.
The fair value of the Rio Tinto convertible credit facility was estimated to approximate the balance of principal and interest outstanding, due primarily to the short-term maturity of this facility.
The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability which was determined using a Monte Carlo simulation valuation model.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.
(b)
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.

31

IVANHOE MINES LTD.
Notes to the Consolidated Financial Statements
(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)
16.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS (Continued)
(c)
Ivanhoe Mines is exposed to interest rate risk with respect to the variable rates of interest incurred on the amounts due under credit facilities (Note 8). Interest rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

17.	CONTINGENCIES
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

32

3	Interim Report for the three and nine month periods ended September 30, 2010.	Share Information Common shares of Ivanhoe Mines Ltd. are listed for trading under the symbol IVN on the New York Stock Exchange, NASDAQ and the Toronto Stock Exchange.	Investor Information All financial reports, news releases and corporate information can be accessed on our web site at www.ivanhoe-mines.com

At November 10, 2010, the Company had 531.2 million common shares issued and outstanding and warrants and stock options outstanding for 100.5 million additional common shares.		Transfer Agents and Registrars CIBC Mellon Trust Company 320 Bay Street Toronto, Ontario, Canada M5H 4A6 Toll free in North America: 1-800-387-0825	Contact Information Investors: Bill Trenaman Media: Bob Williamson Suite 654-999 Canada Place Vancouver, B.C., Canada V6C 3E1 Email: info@ivanhoemines.com Tel: (604) 688-5755
INTRODUCTION
This discussion and analysis of the financial condition and results of operations (MD&A) of Ivanhoe Mines Ltd. should be read in conjunction with the unaudited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the three- and nine-month periods ended September 30, 2010, and with the audited consolidated financial statements of Ivanhoe Mines Ltd. and the notes thereto for the year ended December 31, 2009. These financial statements have been prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP). In this MD&A, unless the context otherwise dictates, a reference to the Company refers to Ivanhoe Mines Ltd. and a reference to Ivanhoe Mines refers to Ivanhoe Mines Ltd., together with its subsidiaries. Additional information about the Company, including its Annual Information Form, is available at www.sedar.com.
References to “C$” refer to Canadian dollars, “A$” to Australian dollars, and “$” to United States dollars.
This discussion and analysis contains forward-looking statements. Please refer to the cautionary language on page 37.
The effective date of this MD&A is November 10, 2010.
OVERVIEW
IVANHOE MINES ANNOUNCES FINANCIAL RESULTS
AND REVIEW OF OPERATIONS FOR THE THIRD QUARTER OF 2010
HIGHLIGHTS
•
Full-scale construction at the Oyu Tolgoi copper and gold mine in Mongolia is progressing ahead of schedule and there now are more than 5,500 workers on site. Ivanhoe Mines expects to begin initial production of copper and gold at the Oyu Tolgoi Project in late 2012.

•
On October 18, 2010, Ivanhoe Mines launched a strategic, conditional rights offering in which all existing shareholders, subject to applicable law, may participate on a pro rata basis in purchasing additional common shares. The rights offering is expected to raise approximately $800 million to $1.0 billion.

•
Also on October 18, 2010, Ivanhoe Mines announced that Executive Chairman Robert Friedland re-assumed the duties and title of Chief Executive Officer as part of a series of organizational changes that included the establishment of the Office of the Chairman as part of an ongoing commitment to maximize shareholder value.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
•
Discussions are progressing with a group of international financial institutions on a separate debt-financing package that is expected to close in the first half of 2011. The proposed multi-billion-dollar package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered.

•
In September 2010, Ivanhoe Mines converted Rio Tinto’s maturing $350.0 million convertible credit facility, plus accrued interest of $50.8 million, into approximately 40.1 million common shares of Ivanhoe Mines, increasing Rio Tinto’s ownership in Ivanhoe Mines from 29.6% to 34.9%.

•
In September 2010, a new hole drilled at Oyu Tolgoi intercepted 938 metres of near-continuous copper-gold mineralization between the Heruga Deposit and the Southern Oyu deposits, making it the longest exploration drill intercept of copper and gold mineralization recorded since Ivanhoe Mines began drilling at the Oyu Tolgoi Project in 2000.

•
On September 30, 2010, Ivanhoe Mines’ 62%-owned subsidiary, Ivanhoe Australia (IVA-ASX), completed the acquisition of the Osborne Copper and Gold Mining Complex, which includes a two-million-tonne-per-annum concentrator located 53 kilometres south of Ivanhoe Australia’s high-grade Merlin molybdenum and rhenium project in northwestern Queensland.

•
On September 10, 2010, Ivanhoe Australia successfully completed a A$269 million equity raising through the institutional component of its accelerated, non-renounceable, pro rata entitlement offer and an institutional placement.

•	Ivanhoe Australia shares are scheduled to begin trading on the Toronto Stock Exchange on November 12, 2010, under the symbol IVA.

•
During Q3’10, Ivanhoe Mines’ 57%-owned subsidiary, SouthGobi Resources (SGQ — TSX; 1878 - HK), reported coal sales of $6.6 million from its Ovoot Tolgoi mine in southern Mongolia, representing approximately 194,000 tonnes of coal sold to customers.

•
In July 2010, Ivanhoe Mines’ 50%-owned Altynalmas Gold began a definitive feasibility study for the Kyzyl Gold Project in northeastern Kazakhstan. Altynalmas Gold has engaged Fluor Canada Ltd., Crescent Technology Inc., Technip USA Inc., Environmental Resources Management, Scott Wilson Roscoe Postle Associates Inc. and Sustainability East Asia LLC to conduct the study.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
INDEX
The MD&A is comprised of the following sections:

1. Selected Quarterly Data
2. Review of Operations
A. Core Interests and Activities
i. Mongolia
ii. Australia
iii. Kazakhstan
iv. Other exploration
v. Other developments
B. Discontinued Operations
C. Administrative and Other
3. Liquidity and Capital Resources
4. Share Capital
5. Outlook
6. Off-Balance-Sheet Arrangements
7. Contractual Obligations
8. Changes in Accounting Policies
9. Critical Accounting Estimates
10. Recent Accounting Pronouncements
11. International Financial Reporting Standards
12. Risks and Uncertainties
13. Related-Party Transactions
14. Changes in Internal Control over Financial Reporting
15. Qualified Persons
16. Cautionary Statements
17. Forward-Looking Statements

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SELECTED QUARTERLY DATA
($ in millions of dollars, except per share information)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2010	2010	2010	2009
Revenue	$6.6	$17.7	$13.9	$9.9
Cost of sales	(14.9)	(13.2)	(20.3)	(8.5)
Exploration expenses	(48.1)	(39.5)	(71.4)	(67.2)
General and administrative	(15.0)	(14.7)	(8.3)	(15.0)
Foreign exchange gains (losses)	5.3	(4.9)	1.7	2.2
Change in fair value of embedded derivatives	49.8	72.2	(1.4)	(45.0)
Loss on conversion of convertible credit facility	—	—	(154.3)	—
Net loss from continuing operations	(24.9)	(30.0)	(200.5)	(138.7)
Income (loss) from discontinued operations	—	—	6.6	9.2
Net loss	(24.9)	(30.0)	(193.9)	(129.5)

Net (loss) income per share — basic and diluted
Continuing operations	$(0.05)	$(0.07)	$(0.47)	$(0.35)
Discontinued operations	$0.00	$0.00	$0.02	$0.03
Total	$(0.05)	$(0.07)	$(0.45)	$(0.32)

	Quarter Ended
	Sep-30	Jun-30	Mar-31	Dec-31
	2009	2009	2009	2008
Revenue	$11.9	$10.7	$3.5	$3.1
Cost of sales	(8.6)	(9.1)	(3.2)	(2.2)
Exploration expenses	(40.9)	(35.2)	(34.1)	(73.0)
General and administrative	(12.5)	(10.5)	(7.8)	(8.1)
Foreign exchange gains (losses)	19.5	21.7	(9.3)	(40.6)
Writedown of other long-term investments	—	—	—	(18.0)
Loss on conversion of convertible credit facility	—	—	—	—
Net loss from continuing operations	(47.8)	(27.0)	(63.4)	(165.0)
Income from discontinued operations	(21.9)	2.1	7.4	5.0
Net loss	(69.8)	(24.9)	(56.0)	(160.0)

Net (loss) income per share — basic and diluted
Continuing operations	$(0.13)	$(0.07)	$(0.17)	$(0.44)
Discontinued operations	$(0.05)	$0.00	$0.02	$0.01
Total	$(0.18)	$(0.07)	$(0.15)	$(0.43)

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
REVIEW OF OPERATIONS
Ivanhoe Mines is an international exploration and development company with activities concentrated in Central Asia and the Asia Pacific Region. The Company’s principal assets include:
•
A 100% interest in Ivanhoe Oyu Tolgoi (BVI) Ltd. that, together with a related company, holds a 66% interest in Oyu Tolgoi LLC, whose principal asset is the Oyu Tolgoi copper and gold project now under construction in southern Mongolia.

•
A 57% interest in SouthGobi Resources, which is selling coal produced at its Ovoot Tolgoi mine in southern Mongolia to customers in China and is conducting ongoing exploration and development programs at several other Mongolian coal prospects.

•
A 62% interest in Ivanhoe Australia, which is developing its copper-gold discoveries in the Cloncurry region of Queensland, Australia, and also is planning the development of its wholly-owned Merlin Project, a high-grade molybdenum and rhenium deposit.

•	A 50% interest in Altynalmas Gold, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.
In Q3’10, Ivanhoe Mines recorded a net loss of $24.9 million ($0.05 per share) compared to a net loss of $69.8 million ($0.18 per share) in Q3’09, representing a decrease of $44.9 million. Results for Q3’10 mainly were affected by $48.1 million in exploration expenses, $14.9 million in cost of sales, $15.0 million in general and administrative expenses, $6.3 million in interest expense and $8.5 million in share of loss of significantly influenced investees. These amounts were offset by coal revenue of $6.6 million, $3.8 million in interest income, $5.3 million in mainly unrealized foreign exchange gains and a $49.8 million change in fair value of embedded derivatives.
Exploration expenses of $48.1 million in Q3’10 increased $7.2 million from $40.9 million in Q3’09. Exploration expenses included $30.4 million spent in Mongolia ($28.1 million in Q3’09), primarily for Oyu Tolgoi and Ovoot Tolgoi, and $15.7 million incurred by Ivanhoe Australia ($11.5 million in Q3’09). Exploration costs are charged to operations in the period incurred and often represent the bulk of Ivanhoe Mines’ operating loss for that period.
Ivanhoe Mines’ cash position, on a consolidated basis at September 30, 2010, was $1.4 billion. As at November 10, 2010, Ivanhoe Mines’ current consolidated cash position is approximately $1.3 billion.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
A. CORE INTERESTS AND ACTIVITIES
In Q3’10, Ivanhoe Mines expensed $48.1 million in exploration activities, compared to $40.9 million in Q3’09. In Q3’10, most of Ivanhoe Mines’ exploration activities were focused in Mongolia and Australia.
Exploration costs generally are charged to operations in the period incurred until it has been determined that a property has economically recoverable reserves, at which time subsequent exploration costs and the costs incurred to develop a property are capitalized.
Summary of exploration expenditures by location:

	Three Months Ended
	September 30,
(Stated in $000’s of dollars)	2010	2009
Mongolia
Oyu Tolgoi (1)	$14,298	$22,154
Coal Division	14,676	5,598
Other Mongolia Exploration	1,393	385

	30,367	28,137
Australia	15,743	11,464
Indonesia	903	1,103
Other	1,118	245

	$48,131	$40,949

(1)
Until March 31, 2010, exploration costs charged to operations included development costs associated with the Oyu Tolgoi Project. On April 1, 2010, Ivanhoe Mines commenced capitalizing Oyu Tolgoi Project development costs. As of this date, reserve estimates for the Oyu Tolgoi Project had been announced and the procedural and administrative conditions contained in the Investment Agreement among Ivanhoe Mines, Rio Tinto and the Government of Mongolia were satisfied. During Q3’10, additions to property, plant and equipment included $204.4 million of Oyu Tolgoi Project development costs.

MONGOLIA
OYU TOLGOI COPPER-GOLD PROJECT (66% owned)
The Oyu Tolgoi Project is approximately 550 kilometres south of Ulaanbaatar, Mongolia’s capital city, and 80 kilometres north of the Mongolia-China border. Mineralization on the property consists of porphyry-style copper, gold, silver and molybdenum contained in a linear structural trend (the Oyu Tolgoi Trend) with a strike length that extends over 20 kilometres. Mineral resources have been identified in a series of deposits throughout this trend. They include, from south to north, the Heruga Deposit, the Southern Oyu deposits (Southwest Oyu, South Oyu, Wedge and Central Oyu), and the Hugo Dummett deposits (Hugo South, Hugo North and Hugo North Extension).

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines began capitalizing Oyu Tolgoi development costs on April 1, 2010. In Q3’10, Ivanhoe Mines incurred exploration expenses of $14.3 million at Oyu Tolgoi compared to $22.2 million incurred in Q3’09. During Q3’10, additions to property, plant and equipment included $204.4 million of Oyu Tolgoi Project development costs.
Oyu Tolgoi copper-gold complex construction progressing ahead of schedule for initial production in late 2012
Full-scale mine construction is underway at the Oyu Tolgoi Project. Production of the first concentrate is expected in late 2012, with a build up to the start of commercial production in 2013. The Project initially is being developed as an open-pit operation, with mining starting at the near-surface Southern Oyu deposits. A copper concentrator plant, related facilities and necessary infrastructure supporting an initial throughput of 100,000 tonnes of ore per day are being constructed to process the ore mined in the open pit. Mining of ore from the Southern Oyu open pit is scheduled to begin in Q3’12, to provide feed for the commissioning of the concentrator.
An 85,000-tonne-per-day underground block-cave mining operation also is being developed at the Hugo North Deposit, with initial production expected to begin in 2015. The throughput capacity of the concentrator plant is expected to be expanded when the underground mine begins production.
Fluor Corporation is in charge of overall Oyu Tolgoi program management, as well as services related to engineering, procurement and construction management for the ore processing plant and mine-related infrastructure such as roads, water supply, a regional airport and administration buildings. Fluor is executing the engineering for the Project from its Vancouver, Canada, and Beijing, China, offices with operations being managed onsite in Mongolia.
Current activities related to the 100,000-tonne-per-day phase one copper-gold concentrator are focused on finalizing the operational readiness plan. Detailed commissioning, operation and maintenance plans are being developed for all the components of the concentrator circuits. Representatives of various manufacturers and engineering groups are assisting with the preparation of the operational readiness plan.
Approximately 41,000 cubic metres of concrete had been poured by the end of Q3’10 for the foundations for the concentrator building, the foundations for the two 38-foot-diameter, semi-autogenous grinding (SAG) mills and four ball mills, the pebble-crusher building and the ore-reclaim tunnels. Work also continued with the excavations for the tailings-thickening ponds and the preparation of the storage yard for the mechanical equipment. Erection of the structural steel for the concentrator building has begun and the major contract for the mechanical, electrical and piping work for the concentrator has been awarded. Surface excavation work for the primary crusher also has commenced.
Detailed engineering for the ore concentrator was 83% complete at the end of Q3’10. Key construction activities planned for Q4’10 include completing the pouring of concrete for the pebble-crusher building and continuation of the erection of structural steel for the concentrator building.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
During Q3’10, Oyu Tolgoi LLC concluded the competitive bidding process for the main infrastructure works, which include on-site infrastructure required to support the mine operations and the 70-kilometre water pipeline to supply the concentrator. Construction of the pipeline is expected to start in early 2011.
Bidders’ packages are being prepared for construction of a 97-kilometre paved road from Oyu Tolgoi to the Mongolia-China border at Gashuun Sukhait. This road will be the primary route for the export of copper concentrate to China from Oyu Tolgoi. A dual-circuit, 220-kilovolt electrical transmission line from a Chinese substation to Oyu Tolgoi is being designed, with a target construction completion date of late 2012. The power line is expected to provide the electricity for the initial mine operating period. Contracts for the road and power line are expected to be awarded early in 2011.
Pre-stripping of open-pit mine expected to begin in mid-2011
The open-pit operation is on schedule to begin pre-stripping of the Southern Oyu deposits in mid-2011, with first ore deliveries to the concentrator expected during Q3’12. Work is continuing on the selection and optimization of the open-pit mining fleet; the tender is expected to be awarded during Q4’10.
Underground development of Hugo North Mine proceeding ahead of schedule
The development of the first lift of the underground block-cave mine at the Hugo North Deposit continued successfully during Q3’10. Lateral mine development on the 1,300-metre level at the Hugo North underground deposit is ahead of schedule, with a year-to-date advance of 2,503 metres, well ahead of the planned advance of 2,325 metres. More than 5,000 metres of underground development off Shaft #1 has been completed to date.
Raise-bore drilling for the first of two ventilation shafts near Shaft #1 continued, with a successful breakthrough of the pilot hole for the first lift of the raise (from the 512-metre level to surface) and commencement of the pilot hole for the second lift of the raise (from the 1,300-metre level to the 512-metre level). Completion of the ventilation borehole will increase ventilation capacity at the 1,300-metre level and allow for the introduction of two additional underground development crews and equipment, expected in Q3’11.
The design and engineering of the Shaft #2 headframe has been finalized. Construction of a 97-metre-tall (approximately 31-storey), reinforced-concrete headframe for Shaft #2 is progressing to plan. The structure for the Shaft #2 conveyor tunnel is nearing completion and the ventilation plenum structure has been completed.
The sinking platform for Shaft #2 arrived at site and sinking of the 10-metre-diameter shaft is expected to begin in Q3’11. Shaft #2, with a planned final depth of 1,335 metres below surface, will be the main service shaft for the underground Hugo North block-cave mine. Shaft #2 also will be used as the initial production shaft to hoist the Hugo North ore to the surface.
The underground development from Shaft #1 is expected to connect with the bottom of Shaft #2 in early 2013 and production from the first lift of the Hugo North block-cave mine is scheduled to commence in 2015.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Oyu Tolgoi skills training and community utilities programs well advanced
The Oyu Tolgoi Project staffing strategy relies heavily on the utilization of Mongolian nationals being developed and trained during ongoing construction activities. More than 3,000 Mongolians are employed by the Project. These construction employees will form the bulk of the eventual production workforce, particularly within the open-pit operations. For those areas requiring specialized skills, such as activities in the concentrator, a specific training plan is scheduled to begin early in 2012.
A total of 60 operators and 25 electrical trades trainees began their training programs in September 2010. The programs, developed at the Erdenet Technical College and the Darkhan Technical College, primarily will provide skilled personnel for concentrator operations and maintenance. In addition, 43 graduates from the mobile machinery mechanics course are expected to be available for continued training at the Oyu Tolgoi site in July 2011.
Fourteen students from the local Khanbogd community have been selected for scholarships in tertiary studies under Oyu Tolgoi’s Sustainable Development and Communities program.
The Mongolian Urban Design Institute is implementing its contract for providing planning support to the town of Khanbogd, the nearest community to Oyu Tolgoi. A pre-feasibility study is underway of the short- and medium-term electricity requirements in the local communities of Khanbogd, Bayan-Ovoo and Manlai. The detailed design of the bulk-water supply to Khanbogd remains on track for construction beginning in late 2010 or early 2011.
Exploration
New drill hole at Oyu Tolgoi intercepted 938 metres of near-continuous copper-gold mineralization between the Heruga Deposit and the Southern Oyu deposits
On September 28, 2010, Ivanhoe Mines announced that drill hole OTD1510 at Oyu Tolgoi intercepted almost one kilometre of near-continuous copper and gold mineralization, making it the longest exploration drill intercept of copper and gold mineralization recorded since Ivanhoe Mines began drilling at the Oyu Tolgoi Project in 2000. Hole OTD1510 intercepted 112 metres grading 1.36 grams of gold per tonne (g/t) and 0.34% copper, with a copper equivalent grade of 1.21% (CuEq), at a down-hole depth of between 2,286 and 2,398 metres. The intercept included 20 metres grading 3.78 g/t gold and 0.64% copper, with a CuEq grade of 3.06%, at a down-hole depth of between 2,376 and 2,396 metres, and six metres of 8.4 g/t gold and 0.66% copper, with a CuEq grade of 6.05%, at a down-hole depth of between 2,388 and 2,394 metres.
Individual two-metre samples near the bottom of hole OTD1510 returned gold assays of approximately 10 grams per tonne — among the highest gold grades ever drilled at Oyu Tolgoi. Over the entire 938-metre intercept, OTD1510 averaged 0.42 g/t gold and 0.46% copper, with a CuEq grade of 0.76%, at a down-hole depth of between 1,460 and 2,398 metres (true depth below surface of between approximately 1,200 and 1,885 metres).

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The area previously known as the New Discovery Zone has been renamed the Heruga North Zone. The OTD1510 intercept indicates that Heruga North is part of a 2.5-kilometre, gold-rich mineralized extension of the Heruga Deposit, stretching north from the southern border of the Oyu Tolgoi mining licence to the Southern Oyu deposits.
Based on interpreted geology and a large, coincident, gradient-array induced polarization (IP) chargeability anomaly identified by proprietary, deep-exploration technology, Hole OTD1510 was targeted on a critical, 600-metre gap in the known mineralization between the northern, fault-controlled limit of the Heruga Deposit and the former New Discovery Zone.
The 938-metre Heruga North intercept in Hole OTD1510 covers a horizontal distance of 643 metres and a vertical distance of 681 metres. The hole was stopped after it entered the West Bat Fault, which appears to form the western boundary of the high-grade mineralization. Ivanhoe Mines is drilling a daughter hole — OTD1510B — to better delineate the extent of the gold-rich mineralization encountered in OTD1510.
Ivanhoe Mines’ deep diamond drilling between the Heruga Deposit and the Southwest Oyu deposits first identified what is now the Heruga North Zone in December 2008. Since the initial discovery, Ivanhoe has completed approximately 43,500 metres of wide-spaced diamond drilling into the Heruga North Zone. Geological modeling indicates that Heruga North is the northern continuation of the Heruga Deposit, with a horizontal displacement of more than 500 metres along a fault between the two zones. The top of Heruga North is approximately 1,100 metres below surface and slopes gradually downward as it extends to the north. The Solongo Fault forms the current northern limit of mineralization. Although the overall limits of the system have yet to be defined, an approximate 2.5-kilometre, northeast-trending corridor from the Heruga Deposit in the south to the Solongo Fault in the north is potentially mineralized over a height of at least 700 metres and width of up to 700 metres.
During Q3’10, Ivanhoe Mines completed 6,446 metres of drilling on the Oyu Tolgoi Project, comprised of 3,899 metres at Heruga North and 2,547 metres in other parts of Oyu Tolgoi and the surrounding area.
Less than half of the 20-kilometre-long mineralized trend at Oyu Tolgoi has been extensively drill-tested to date. An ongoing exploration program using a proprietary, induced-polarization technology has identified numerous additional exploration and development targets. Drilling continues to be directed at expanding the Project’s resources and reserves.
Joint Mine Development Plan being prepared to chart early start to Oyu Tolgoi production in 2012
The independent 2010 Oyu Tolgoi Integrated Development Plan, commissioned by Ivanhoe Mines, was released in May 2010. The plan was prepared by a team of the world’s foremost engineering, mining and environmental consultants, led by AMEC Minproc, of Australia, and including Stantec Engineering, of the US.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
As noted in Ivanhoe Mines’ May 14, 2010, news release, the Integrated Development Plan recommended that Oyu Tolgoi LLC, the Mongolian company that owns the Oyu Tolgoi Project and is developing and will operate the mining complex, conduct a comprehensive review to establish a baseline for the Oyu Tolgoi Project with a goal of improving or optimizing value. The Integrated Development Plan also recommended that its scenarios be reviewed and analyzed by the Oyu Tolgoi Technical Committee to help determine detailed plans for the ongoing implementation of the Oyu Tolgoi Project.
The fundamental elements of the 2010 Integrated Development Plan were completed before October 2009 when Rio Tinto, under terms of its private-placement agreement with Ivanhoe Mines, assumed voting control of the Technical Committee through which Ivanhoe Mines and Rio Tinto jointly are overseeing and supervising the development, operation and management of the Oyu Tolgoi Project. Three of the Technical Committee’s five members, including the Chair, currently are appointed by Rio Tinto and two members are appointed by Ivanhoe Mines.
The Technical Committee, independent of the Integrated Development Plan, has initiated its own review and analysis of all relevant measures required to develop and operate Oyu Tolgoi’s phase-one open pit and phase-two underground mining and processing activities. The preparation of a Joint Mine Development Plan for Oyu Tolgoi will continue into 2011. The Technical Committee is examining projected operating costs, construction and development costs, production rates, scheduling, financing and economic returns. It also is expected to involve extensive stakeholder analysis and consultation on several levels, including among Ivanhoe Mines and Rio Tinto technical personnel and the Oyu Tolgoi LLC Board of Directors.
There are indications from work by Fluor Corporation, the Oyu Tolgoi program management contractor, and the Technical Committee that the Project’s pre-production capital costs will be materially higher than were estimated in the scenarios studied in the 2010 Integrated Development Plan. Contributing factors include a more aggressive construction schedule that is expected to ensure an earlier start to production, in 2012, with commensurate earlier generation of sales revenues, fluctuations in foreign-currency exchange rates and escalation of costs for equipment, materials, labour and preparation of the workforce for operations.
Development programs and budgets for the Oyu Tolgoi Project are within the jurisdiction of the joint Technical Committee. Representatives of Ivanhoe Mines and Rio Tinto on the Technical Committee have expressed differing opinions on several issues that could affect key aspects of project development, including the determination and timing of capital and operating costs and project scheduling. The extent to which these differences of opinion will be resolved or will become matters of disagreement depends upon the results of ongoing and future evaluations and consultations. Any disagreements between Ivanhoe Mines and Rio Tinto over development programs and budgets for the Oyu Tolgoi Project could be decided by Rio Tinto’s voting majority on the Technical Committee. If Rio Tinto, through the exercise of its voting majority, compels adoption of a Joint Mine Development Plan that is significantly different from previously outlined scenarios, the projected operating costs, construction and development costs, production and economic returns may differ materially from those projected under the 2010 Integrated Development Plan.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Although the Technical Committee oversees and supervises the development, operation and management of the Oyu Tolgoi Project, as outlined above, the Board of Directors of Oyu Tolgoi LLC also must approve certain development, operational and management matters relating to the Project. It is possible that the Oyu Tolgoi LLC Board may not agree with the views of the Technical Committee. Ivanhoe Mines owns an indirect, 66% equity interest in Oyu Tolgoi LLC. Erdenes LLC, a Mongolian company wholly owned by the Government of Mongolia, holds the remaining 34%. Six of the nine Oyu Tolgoi LLC directors were appointed by Ivanhoe Mines and three were appointed by the Mongolian Government. A Shareholders’ Agreement governs matters involving the business of Oyu Tolgoi LLC, including the manner in which the Oyu Tolgoi LLC shareholders will fund their financial contributions to the development of the Oyu Tolgoi Project.
Timely consensus on key issues among all stakeholders is essential to maintain the Oyu Tolgoi Project’s current development and start-up schedule. Any delays to the schedule potentially could result in materially higher costs to Ivanhoe Mines.
Oyu Tolgoi debt-financing package expected to close in the first half of 2011
Discussions are progressing with a group of international financial institutions on a debt-financing package that is targeted for completion in the first half of 2011. The proposed multi-billion-dollar package is being considered by a core lending group comprised of the European Bank for Reconstruction and Development, the International Finance Corporation, Export Development Canada, BNP Paribas and Standard Chartered.
In May 2010, Ivanhoe Mines signed a joint mandate letter with the European Bank for Reconstruction and Development (EBRD) and the World Bank Group’s International Finance Corporation (IFC) for evaluation of a major syndicated financing package for the construction of the planned Oyu Tolgoi mining complex.
Under terms of the joint mandate letter, EBRD and IFC are considering providing a two-part package consisting of:
•	up to $300 million each from EBRD and IFC, as part of a group of primary lenders, in limited-recourse project financing under an “A loan” structure; and

•	mobilization of a further $1.2 billion from commercial lenders under a “B loan” structure.
IFC and EBRD financings are subject to detailed due diligence, including a review of the extensive environmental and social studies conducted by the Oyu Tolgoi Project, and approval by their respective managements and Boards of Directors.
Export Development Canada (EDC), the Canadian government’s export credit agency, is considering providing up to $500 million in direct project financing capacity, subject to necessary approvals, including ensuring that the Oyu Tolgoi Project meets EDC’s environmental and social impact review requirements.
Ivanhoe Mines selected Paris-based BNP Paribas and London-based Standard Chartered to work with EBRD, IFC and EDC in arranging the financing. The commercial banks will be coordinating the involvement of other Export Credit agencies and other commercial banks that will be part of the lenders syndicate being assembled.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Negotiations are proceeding on finalizing a detailed term sheet with the core lenders group involving an upfront multi-billion-dollar commitment with a first tranche released on closing, which is targeted for completion in the first half of 2011, and a second tranche released when the underground mining plan is better defined (expected to be in 2012) with flexibility to adjust final loan amounts at that time. The financing is structured as a true limited recourse project financing with no recourse to Ivanhoe Mines following project completion and with long maturities and grace periods appropriate for a large scale project such as Oyu Tolgoi.
All financing arrangements and detailed terms will be subject to agreement of the Ivanhoe Mines Board of Directors and other related approval processes.
Ivanhoe Mines initiates strategic rights offering open to all shareholders on a pro rata basis
On October 18, 2010, Ivanhoe Mines announced that it was launching a strategic, conditional rights offering in which all existing shareholders, subject to applicable law, may participate on a pro rata basis in purchasing additional common shares. The rights offering is expected to raise approximately $800 million to $1.0 billion. Ivanhoe Mines intends to use 90% of the net proceeds from the rights offering to continue to advance construction, development and exploration of Oyu Tolgoi and the remaining 10% of the net proceeds for general and administrative expenses.
The announcement stated that the Ivanhoe Mines Board of Directors had unanimously agreed to proceed with a rights offering as the best of several available alternative measures to help to secure the independence and flexibility of Ivanhoe Mines to maintain the accelerated construction schedule at Oyu Tolgoi and to establish a bridge to the previously announced debt financing package, outlined immediately above.
A preliminary prospectus for the rights offering was filed with securities regulators in Canada and the United States on October 18, 2010. Full details of the offering, including pricing, will be disclosed in the final prospectus that currently is being prepared for filing.
Mr. Robert Friedland, the founder and largest individual shareholder of Ivanhoe Mines, has indicated that he intends to participate in the rights offering to the maximum permitted level to maintain his present 18.3% ownership stake in Ivanhoe Mines.
Subject to applicable law, a prospectus and a rights certificate or a Beneficial Owner Election Form will be mailed to each shareholder after a record date has been set for issuance of the rights in conjunction with the filing of the final prospectus. The rights offering will be open for exercise for at least 21 days from the date of mailing to shareholders.
In keeping with international practice in rights offerings, each new common share of Ivanhoe Mines available for purchase by rights holders will be offered at a discount to Ivanhoe Mines’ current market price as at the date of the final prospectus. Subject to applicable law, all Ivanhoe Mines shareholders will have the choice of deciding whether to participate and, by doing so, to maintain their existing levels of ownership. It means, for example, that an individual shareholder with a one per cent stake in Ivanhoe Mines will be issued rights to buy a maximum number of new shares that would maintain that shareholder’s stake at one per cent following completion of the rights offering, assuming all other shareholders exercised their rights.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The completion of the rights offering also is conditional on at least 85% of the rights being exercised by holders of rights, but this condition may be waived at the sole discretion of Ivanhoe Mines.
An application will be submitted to the Toronto Stock Exchange to approve the listing of the rights and the common shares issuable upon the exercise of the rights. Similar applications also will be made to the New York Stock Exchange and the Nasdaq Stock Market to admit the rights for trading and to list the common shares issuable upon the exercise of the rights, subject to Ivanhoe Mines fulfilling listing requirements.
Shareholders who do not wish to exercise their rights to buy new common shares under the rights offering will have the option of selling their rights through the Toronto Stock Exchange, the New York Stock Exchange or the Nasdaq Stock Market. Shareholders who do not exercise all of their rights consequently may have their present ownership interests in Ivanhoe Mines, as a percentage of the total outstanding common shares, reduced to the extent other shareholders exercise their rights under the rights offering.
Rio Tinto, as an accredited shareholder, will be fully entitled to exercise its rights in the offering. Rio Tinto currently owns 34.9% of Ivanhoe Mines’ common shares. Ivanhoe Mines believes that the rights offering is exempt from Rio Tinto’s right of first offer to acquire shares issued by Ivanhoe Mines under terms of Ivanhoe Mines’ 2006 five-year private-placement agreement with Rio Tinto, contrary to an assertion by Rio Tinto. Ivanhoe Mines also has advised Rio Tinto that Ivanhoe Mines does not believe that alternative financing opportunities suggested by Rio Tinto are superior to Ivanhoe Mines’ planned rights offering. Citi has been appointed dealer manager for the rights offering.
MONGOLIA
COAL PROJECTS
SOUTHGOBI RESOURCES (57% owned)
Ongoing expansion of SouthGobi’s Ovoot Tolgoi coal mine
SouthGobi continues to mine and sell coal produced at its Ovoot Tolgoi Mine in Mongolia’s South Gobi Region, approximately 40 kilometres north of the Shivee Khuren-Ceke crossing at the Mongolia-China border.
In a major transportation infrastructure initiative, SouthGobi announced on October 25, 2010, that it had entered into a $48 million contract to design and construct a paved highway dedicated to hauling coal from the Ovoot Tolgoi Mine to a major trans-shipment terminal at Ceke, across the border in China. The four-lane highway, to be completed by the end of 2012, will be 17 metres wide, with a one metre central median, and provide SouthGobi with the capacity to ship well in excess of 20 million tonnes of coal per year.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The terminal at Ceke has rail connections directly to key industrial markets in China. A north-south railway line connects Ceke with Jiayuguan City in Gansu Province and other markets in China’s interior. An east-west railway line from Ceke to Linhe, an industrial city in China’s eastern Inner Mongolia, is expected to be in commercial operation in 2011. This line is expected to have an initial capacity of approximately 15 million tonnes per year, later increasing to 25 million tonnes per year. The line will enable coal to be shipped to markets to the east, such as the region around Baotou and Hebei Province, and further east to ports on China’s Bohai Gulf.
During June 2010, SouthGobi began construction of a basic coal-handling facility. The basic coal-handling facility will include a 300-tonne-capacity dump hopper, which will receive run-of-mine coal from the Ovoot Tolgoi Mine and feed a rotary breaker that will size coal to a maximum of 50 millimetres and reject oversize ash. Interim screening operations will continue at Ovoot Tolgoi until the permanent coal-handling facility is completed.
SouthGobi is studying the feasibility of additional coal beneficiation that may include dry and/or wet separation plants. Bulk samples have been delivered to testing facilities in China; results are pending.
In October 2010, SouthGobi approved the purchase of additional equipment, including one Liebherr R9250 hydraulic excavator, which will replace the Liebherr 994 now in service, and an additional Terex MT4400 truck. This purchase will provide better fleet flexibility as the new excavator will be a back-hoe configuration and can load the larger MT 4400 trucks and the smaller TR100 trucks, as well as mine the thinner seams more cleanly. A fifth equipment fleet has been approved, including another Liebherr R9250 hydraulic excavator and two more MT4400 trucks, to accelerate production.
In Q3’10, the increased cost per tonne of sold coal primarily reflected the increased strip ratio of 5.09 bank cubic metres of waste per tonne of coal, compared to a strip ratio of 2.98 for Q3’09.
As at September 30, 2010, the carrying amount of the Ovoot Tolgoi coal stockpiles inventory was reviewed for impairment, which resulted in recording a $7.9 million write-down primarily associated with the raw high-ash stockpiles. A total of $2.6 million of the write-down was due to the inclusion of waste-removal costs associated with expansion of the open-pit as a cost of inventory produced during Q3’10.
In Q3’10, SouthGobi shipped approximately 194,000 tonnes of coal at an average realized selling price of approximately $37 per tonne. This compared to 457,000 tonnes of coal shipped in Q3’09 at an average realized selling price of $28 per tonne. The lower sales volume resulted in $6.6 million of revenue being recognized in Q3’10 compared to $11.9 million in Q3’09. Shipments in Q3’10 were lower due to low availability of semi-soft coking coal from the Sunset Pit’s #5 seam in the short-term mine plan and the limited screening capacity for the higher-ash, higher-sulphur coal from the Sunset Pit’s #8, 9 & 10 seams.
In Q2’10, Ivanhoe Mines reported that there were two issues that had the potential to impact SouthGobi’s results in the second half of 2010. Firstly, SouthGobi’s near-term mine plan included proportionately less of the better-quality, raw, semi-soft coking coal coming from the Sunset Pit’s #5 seam. Secondly, SouthGobi was experiencing areas of higher sulphur than originally expected in mine plans and studies. SouthGobi previously indicated that some of the higher-sulphur coal potentially would not be attractive to customers in its current form and may need to be stockpiled until appropriate processing is in place, or until blending opportunities arose.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Results in Q3’10 were impacted by these two issues, while SouthGobi worked on various projects to mitigate their effect. Some progress subsequently has been made and in October 2010 SouthGobi announced an increased expected sales volume for the second half of 2010 of approximately 1.5 million tonnes. SouthGobi expects to achieve or exceed this revised sales estimate. Physical coal shipments are running at record levels in terms of average daily movements by customers’ trucks. Contracted sales of 527,000 tonnes during October 2010 exceeded the previous monthly record of 232,000 tonnes set in June 2009. SouthGobi now expects to finish 2010 with a substantial reduction in unsold coal in its inventory.
SouthGobi has indicated that the pricing of individual coal products for Q4’10 is expected to remain broadly the same as for Q3’10. However, the overall average selling price likely will be substantially reduced to reflect the fact that a large proportion of sales are of the higher-ash coal that remained in the stockpile at the end of Q3’10. The current selling price of the screened higher-ash, higher-sulphur coal from the Sunset Pit’s # 8, 9 & 10 seams is approximately $26 per tonne.
With the full commissioning of the third mining fleet in October 2010, the capacity to move material in Q4’10 will be much higher than for Q3’10. Average capacities for the months of November and December are expected to be 50% higher than the average monthly capacities in Q3’10.
Cost of sales was $14.9 million in Q3’10, compared to $8.6 million for Q3’09. The increase primarily relates to the impairment of the raw high-ash coal stockpiles. Cost of sales is comprised of the cost of the product sold, inventory write-downs, mine administration costs, equipment depreciation, depletion of pre-production stripping costs and stock-based compensation costs.
Investment in Aspire Mining Limited
On October 26, 2010, SouthGobi announced an agreement with Aspire Mining Limited (Aspire) (ASX: AKM) to acquire 105,726,650 common shares of Aspire in a private placement at a price of A$0.19 per share, for an aggregate of approximately A$20.1 million. On completion of the private placement, SouthGobi will hold approximately 19.9% of Aspire. SouthGobi also will have the right to nominate one director to the Board of Aspire and the right to maintain its proportionate shareholding in Aspire for a period of two years. Closing of the transaction is expected to be on or before January 31, 2011, and is subject to the approval of the Australian Stock Exchange and Australia’s Foreign Investment Review Board.
Aspire owns 100% of the Ovoot Coking Coal Project in Mongolia, along with the Nurant and Shanagan coal projects. In addition, Aspire owns a 49% interest in the Windy Knob gold and base metals project in Western Australia.
Regional coal exploration
A number of SouthGobi’s exploration licences are associated with the broader Ovoot Tolgoi Complex and Soumber Deposit. The 2010 exploration program includes drilling, trenching and geological reconnaissance on a number of licence areas identified as having good potential for coking and thermal coal deposits.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The 2010 exploration program began in March 2010. Year-to-date exploration activities include 60,646 cubic metres of trenching and more than 105,800 metres of drilling (core and reverse circulation). Key targets so far have been the Soumber Deposit, fields surrounding the Soumber Deposit and also the SW target, which is approximately six kilometres southwest of the Ovoot Tolgoi Complex. The 2010 drilling program for the Soumber Deposit is complete; results from coal laboratory analysis are pending.
The drilling program will focus on further definition of known coal occurrences that is intended to bring them to a NI 43-101-compliant definition stage and to allow for registration with the Mongolian Government as the next step toward expanding SouthGobi’s mining-licence holdings.
AUSTRALIA
IVANHOE AUSTRALIA (62% owned)
Ivanhoe Australia incurred exploration expenses of $15.7 million in Q3’10, compared to $11.5 million in Q3’09. The increase was largely related to costs incurred for the Merlin molybdenum and rhenium project prefeasibility study and the commencement of the decline to access the Merlin Deposit.
Ivanhoe Australia’s key projects, all situated on granted Mining Leases, are Merlin, Mount Dore and Mount Elliott. During Q3’10, work focused on the completion of the equity raising, settlement of the acquisition of the Osborne Mining Complex, the Merlin Resource Update and the commencement of the Merlin decline.
A$269 million equity raising completed
On September 10, 2010, Ivanhoe Australia completed its accelerated, non-renounceable, pro rata entitlement offer, raising gross proceeds of approximately A$269 million. The entitlement offer was well supported by Ivanhoe Australia’s current international institutional shareholders, while also attracting a large number of new domestic investors. As a result of the significant interest received, the initial contemplated offering of A$231 million was increased to A$269 million.
The shares offered under the entitlement offer consisted of one ordinary share attaching one-half of one option, with each full option entitling the holder to acquire one Ivanhoe Australia ordinary share until September 20, 2011, at a price of A$3.38. A total of 46,729,404 options were issued under the entitlement offer, which could raise a further A$158 million – increasing the total amount raised to approximately A$427 million.
Toronto Stock Exchange listing approved
Ivanhoe Australia’s application for a compliance listing on the Toronto Stock Exchange (TSX) now has been approved and the stock will begin trading on the TSX on November 12, 2010. The dual listing will enhance access to the international pool of resource investors.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Australia’s headquarters will remain in Australia and Ivanhoe Australia will maintain its listing on the Australian Stock Exchange. There will be no equity offering as part of the listing.
Strategic acquisition of Osborne Complex completed
On September 30, 2010, Ivanhoe Australia completed the strategic acquisition of the Osborne Complex, which includes a two-million-tonne per annum concentrator, infrastructure and tenements. Osborne is a significant purchase for Ivanhoe Australia and is expected to advance Ivanhoe Australia’s plans for molybdenum and rhenium production and provide the opportunity for supplementary copper and gold production. Importantly, the integration of the Osborne Complex has the potential to elevate Ivanhoe Australia to producer status by late 2011, well ahead of previous plans.
Consideration for the acquisition of the Osborne Complex consisted of: A$17.2 million in cash; a 2% Net Smelter Return royalty capped at A$15.0 million from ore extracted from the Osborne tenements only; and the assumption of all site environmental obligations, including the provision of an EPA Financial Assurance of A$18.4 million (discounted).
Implementation of Ivanhoe Australia’s integration of its Osborne Complex and Cloncurry sites is progressing well, with the following key initiatives undertaken during Q3’10:
•
The 53-kilometre road linking the Merlin Project with the Osborne Complex has been cleared and permitted. A number of tender parties have been pre-qualified to enable construction of the road to start in Q4’10.

•
Approximately 35 former Osborne employees have joined Ivanhoe Australia since the acquisition was announced, including a number of Osborne’s key operating managers and supervisors. Their skills and knowledge will help to ensure a high standard of care and maintenance, facilitate mining studies of copper-gold sources and assist with a smooth transition from development to operation.

•
Ivanhoe Australia conducted a competitive tendering process for the sale of excess volumes of contracted natural gas identified at the Osborne Complex to Q1’12. Sale negotiations were concluded in early October 2010, resulting in net savings of approximately A$4 million to Ivanhoe Australia.

Decline roadway to access Merlin molybdenum and rhenium underway
The Merlin Deposit is the lowermost mineralized zone in the Mount Dore Deposit starting near the surface and dipping east at between 45 and 55 degrees. To date, the deposit has been intersected to approximately 500 metres down-dip. The overall mineralized zone at Merlin has an average true thickness of approximately 20 metres. Mineralization has been found over a strike length of 1,300 metres in step-out holes. The mineralization thins to the north, where it also has been noted that the copper, zinc and gold content increases. To the south, the mineralization flattens and pinches out. The high-grade Little Wizard Zone represents the southern-most extent of molybdenum mineralization of economic interest found to date. During Q3’10, work continued on infill drilling on the Merlin Project to maximize the indicated resources with assay results confirming molybdenite intersections.
Construction of the decline to provide underground access to the Merlin Deposit is underway, with excavation of the box cut. Mining of Little Wizard Zone is expected in Q4’11.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The Merlin prefeasibility study work began during Q2’10 and is expected to be completed in Q4’10. The prefeasibility study will examine the various mining, processing and infrastructure options to develop the Merlin Deposit utilizing the Osborne processing facilities. A feasibility study then will focus on the preferred development option and produce the financial data for project approval. Environmental permitting will be undertaken in parallel with the studies and is expected to be available at the end of the feasibility study, which is expected by Q3’11.
On August 4, 2010, Ivanhoe Australia released an updated independent resource estimate for the Merlin Deposit prepared by Golder Associates, of Brisbane, Australia.
Mount Dore Deposit
The Mount Dore heap-leach solvent extraction-electrowinning scoping study continued during Q3’10 with a final report expected in Q4’10. Work undertaken during Q3’10 included preliminary open-pit assessments, metallurgical test work, recovery modelling, preliminary engineering and preparation of capital cost and operating cost estimates.
On August 4, 2010, Ivanhoe Australia released an updated independent resource estimate for the Mount Dore Deposit prepared by Golder Associates of Brisbane, Australia.
Mount Elliott Project
The Mount Elliott Project hosts three principal zones of copper-gold mineralization: Mount Elliott, SWAN and SWELL. Mineralization primarily is hosted in banded and brecciated calc-silicates and is associated with albite-pyroxene-magnetite-chalcopyrite-pyrite alteration.
On October 21, 2010, Ivanhoe Australia released an updated independent resource estimate for the Mount Elliott Project prepared by AMC Consultants. A detailed scoping study will commence when the resource estimate has been finalized. The scoping study will evaluate the mining of both the higher-grade portion of the SWAN zone from underground and an open pit to mine the top of the SWAN zone and the remaining mineralization around and beneath the old Mount Elliot mine. The study also will evaluate the possibility of processing ore at Ivanhoe Australia’s Osborne Complex. Metallurgical testing of the SWAN mineralization has indicated high metal recoveries and readily saleable concentrates for the sulphide ores.
Regional exploration
Ivanhoe Australia holds 14 Exploration Permits for Minerals (EPMs) and 20 Mining Leases covering a total of 1,704 square kilometres. Ivanhoe Australia also has 21 EPM applications in process, covering 2,744 square kilometres. The Osborne EPMs total 529 square kilometres and the Exco joint venture EPMs total 493 square kilometres. Drilling on Ivanhoe Australia’s tenements in Q3’10 focused on the previously mined Starra 222 Deposit and Barnes Shaft Prospect.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
In Q3’10, four holes were completed at Starra 222, targeting the along-strike projection of previously mined mineralization. These holes intersected copper-gold mineralized ironstones. The best intercept to date is 58 metres at 1.76 grams of gold per tonne and 1.04% copper from 550 metres in hole STQ1036, including 18 metres at 4.28 grams of gold per tonne and 1.07% copper from 551 metres. Additional details are available in Ivanhoe Australia’s news release dated October 26, 2010.
In Q3’10, 17 diamond drill holes and 11 reverse-circulation holes were drilled at the Barnes Shaft Prospect targeting copper-gold-cobalt mineralization. Significant mineralization was intersected in 14 holes and is tabulated in Ivanhoe Australia’s news release dated October 26, 2010.
Exploration on the Osborne ground began in October 2010 and will focus on the Houdini Prospect, where drilling by Barrick in 2009 targeted a magnetic anomaly. A series of significant, high-grade copper-gold intercepts were made near surface, including 16 metres at 3.08% copper and 0.58 grams of gold per tonne.
KAZAKHSTAN
Kyzyl Gold Project (50% owned)
Ivanhoe Mines has a 50% interest in Altynalmas Gold, the company that holds 100% ownership of the Kyzyl Gold Project in northeastern Kazakhstan. Following the successful completion of the prefeasibility study in Q3’10, Altynalmas Gold is proceeding to advance the development of the Kyzyl Gold Project.
Project drilling program continuing to confirm grades and extent of high-grade gold mineralization
In October 2009, Altynalmas Gold commenced a deep-level drilling program at the Kyzyl Gold Project intended to upgrade the present mineral resource for inclusion in a prefeasibility study and follow-on feasibility study.
During the nine months ended September 30, 2010, Altynalmas Gold completed a total of 68,392 metres of drilling. Altynalmas Gold is continuing its drilling program, with a further 15,000 metres planned for completion in Q4’10.
In Q3’10, 65 holes totalling 25,067 metres were completed and more than 4,100 samples were collected and prepared for assay. Samples collected during Q3’10 drilling activities, including Bakyrchik Lenses 1, 9 and 12, as well as the Promezhutochny and Globiki Log deposits, either are in transit or being prepared for shipment to Canada for assaying.
On August 9, 2010, Ivanhoe Mines issued a news release containing a summary of Altynalmas Gold’s drill results received to that date. Intersection widths and gold grades of the new drill holes correlate well with the results of the earlier, Soviet-era drilling.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Project prefeasibility study completed; Fluor Canada retained to complete feasibility study for planned gold mine
In August 2010, Scott Roscoe Postle Wilson Inc. produced an independent NI 43-101-compliant report on the Kyzyl Gold Project (the Technical Report), filed on www.sedar.com, which confirmed the economics of Altynalmas Gold’s development plan. The Technical Report estimated that probable mineral reserves contained in Lenses 1, 9 & 10 of the Bakyrchik Deposit – one of several deposits comprising the Kyzyl Gold Project – total 13.58 million tonnes, with a grade of 8.65 grams of gold per tonne (g/t), containing 3.78 million ounces of gold, using a cut-off grade of 4.0 g/t gold and a gold price of $900 per ounce. Estimated mineral resources, inclusive of reserves, total 13.82 million tonnes at a grade of 9.36 g/t gold for Indicated resources and 12.02 million tonnes at a grade of 8.58 g/t gold for Inferred resources. Mineral resources were estimated using an average long-term gold price of $1,000 per ounce.
The Technical Report is based on an underground mining operation producing an average of 368,000 ounces of gold per year during an initial mine life of up to 10 years. A summary of the Technical Report is provided in Ivanhoe Mines’ June 30, 2010, news release.
In July 2010, Altynalmas Gold began a definitive feasibility study that is expected to be completed in late Q1’11. Altynalmas Gold has engaged Fluor Canada Ltd., Crescent Technology Inc., Technip USA Inc., Environmental Resources Management, Scott Wilson Roscoe Postle Associates Inc. and Sustainability East Asia LLC to complete this work, which will be undertaken in parallel with detailed engineering work.
Altynalmas Gold is investigating financing options for the Kyzyl Gold Project including, but not limited to, an initial public offering, strategic investors, project financing or continued financing from existing shareholders.
OTHER EXPLORATION
Ivanhoe Mines has active exploration programs in Indonesia and the Philippines. These programs principally are being conducted through joint ventures and are focused on orogenic gold, porphyry-related copper-gold, epithermal vein and breccia-hosted gold-silver and copper deposits. Exploration has involved detailed data reviews, field traverses and systematic rock-chip and channel sampling of all properties, trenching and, in some cases, scout diamond drilling. In addition, Ivanhoe Mines conducted detailed reviews of projects and prospective belts in Canada and Latin America. Work is ongoing in all these regions.
OTHER DEVELOPMENTS
Rio Tinto increased its interest in Ivanhoe Mines to 34.9% in September, 2010
In September 2010, Ivanhoe Mines issued 40.1 million common shares to Rio Tinto upon the conversion of Rio Tinto’s maturing convertible credit facility. The Rio Tinto convertible credit facility’s $350.0 million outstanding principal, plus accrued interest of $50.8 million, was converted at a price of $10.00 per common share.
In October 2010, a further 0.7 million common shares were issued to Rio Tinto upon its exercise of the first series of anti-dilution warrants granted to Rio Tinto under Rio Tinto’s private-placement agreement with Ivanhoe Mines. Each anti-dilution warrant entitled Rio Tinto to acquire one common share in exchange for the payment of C$3.15.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
With these transactions, Rio Tinto now has invested approximately $1.7 billion in Ivanhoe Mines and increased its ownership in Ivanhoe Mines to approximately 34.9%.
Executive changes; Office of the Chairman to evaluate strategic initiatives
On October 18, 2010, Ivanhoe Mines announced that Executive Chairman Robert Friedland was re-assuming the duties and title of Chief Executive Officer in a series of organizational changes that also have seen the establishment of the Office of the Chairman as part of an ongoing commitment to maximize shareholder value. Mr. Friedland previously served as Chief Executive Officer of Ivanhoe Mines for 10 years, from the Company’s founding until 2006.
The Ivanhoe Mines Board of Directors approved President John Macken’s relinquishment of the position of Chief Executive Officer. As President, Mr. Macken will continue to lead the ongoing construction of Ivanhoe Mines’ flagship Oyu Tolgoi copper-gold mining complex in southern Mongolia. He is a member of the Ivanhoe Mines-Rio Tinto joint Oyu Tolgoi Technical Committee.
Mr. Macken also will continue as an Ivanhoe Mines representative on the Oyu Tolgoi LLC Board of Directors. As the senior representative of the Operations Committee established by the Oyu Tolgoi LLC Board, Mr. Macken will be responsible for guiding the strategic direction of construction and development activities on behalf of the Board. Mr. Macken is one of six Ivanhoe Mines’ appointees to the nine-member Oyu Tolgoi LLC Board; an Ivanhoe Mines appointee also is Chairman of the Board. The Mongolian government, through its wholly-owned company Erdenes MGL LLC, is represented by three directors on the Oyu Tolgoi LLC Board.
Joining Mr. Friedland in the Office of the Chairman are Peter Meredith, Ivanhoe Mines’ Deputy Chairman for the past four years and former Chief Financial Officer, and Sam Riggall, who is Executive Vice President of Ivanhoe Australia and now is taking on the added duties of Executive Vice President, Business Development and Strategic Planning, with Ivanhoe Mines. Mr. Riggall previously worked at Rio Tinto for more than a decade in a variety of roles covering project generation and evaluation, business development and capital market transactions. He has significant experience working in many parts of the world, where he managed a number of government negotiations over mine development projects.
Mr. Meredith led the Ivanhoe Mines team and Mr. Riggall led the Rio Tinto team during the successful negotiations with the Mongolian government that culminated in the approval of the Investment Agreement in October 2009. Mr. Meredith and Mr. Riggall also are Directors of Oyu Tolgoi LLC.
The Office of the Chairman, with facilities in Vancouver, London and Singapore, will lead the assessment of potential strategic initiatives and direct any necessary negotiations to create and enhance value for shareholders. The Office of the Chairman also will assume responsibilities within Ivanhoe Mines related to the development of other subsidiary interests, including SouthGobi Resources, Ivanhoe Australia and Altynalmas Gold.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Appointment of additional directors
On September 16, 2010, Ivanhoe Mines announced the appointments to the Ivanhoe Mines Board of Directors of Michael Gordon, former Executive Vice President of Anglo American Plc, and Dan Westbrook, former President, BP China Gas, Power & Upstream. Both directors occupied two vacant seats on the board and serve as non-executive, independent board members.
On November 5, 2010, Ivanhoe Mines announced the appointment to the Ivanhoe Mines Board of Directors of Robert B. Holland III, Executive Co-Chairman of Max Petroleum and former United States Executive Director of the World Bank. Mr. Holland will serve as a non-executive, independent member of the board and occupy the vacancy created by the retirement of Robert Hanson after more than a decade as an Ivanhoe Mines director.
Mr. Gordon, Mr. Westbrook and Mr. Holland were nominated to the Ivanhoe Mines Board of Directors by Rio Tinto, increasing the present number of Rio Tinto appointees to four. Tracy Stevenson, the fourth Rio Tinto appointee, became an independent Ivanhoe Mines director on June 1, 2010. Under the terms of the October 2006 private-placement agreement between Rio Tinto and Ivanhoe Mines, Rio Tinto is entitled to nominate a proportionate share of members to the Ivanhoe Mines Board of Directors, based on Rio Tinto’s shareholding in Ivanhoe Mines.
Independent arbitrator to hear claim and counter-claim between Rio Tinto and Ivanhoe Mines in early 2011
On October 26, 2010, Ivanhoe Mines announced that it had delivered a statement of defence and initiated a counter-claim as part of an ongoing arbitration proceeding launched by Rio Tinto on July 9, 2010. The statement of defence rejects Rio Tinto’s claim that the shareholders’ rights plan approved by Ivanhoe Mines’ shareholders on May 7, 2010, breached Rio Tinto’s contractual rights under its agreements with Ivanhoe Mines.
The counter-claim contends that Rio Tinto has breached its covenants in its private-placement agreement, signed with Ivanhoe Mines in October 2006, not to engage in activities that could affect control of Ivanhoe Mines without Ivanhoe Mines’ permission.
An independent arbitrator has scheduled hearings of the claim and counter-claim between January 18 and February 5, 2011.
B. DISCONTINUED OPERATIONS
In February 2005, Ivanhoe Mines sold the Savage River Iron Ore Project in Tasmania, Australia, for two initial cash payments totalling $21.5 million, plus a series of five contingent, annual payments that commenced on March 31, 2006. From 2006 to 2009, these contingent payments totalled $116.4 million.
During Q2’10, Ivanhoe Mines received two payments totalling $6.4 million in relation to the fifth annual contingent payment. The original purchaser of the Savage River Project has disputed the estimated $22.1 million remaining balance of the fifth annual contingent payment. Ivanhoe Mines is committed to collecting the full amount of the fifth annual contingent payment and has included the total estimated amount of $22.1 million in accounts receivable as at September 30, 2010. In Q3’10, Ivanhoe Mines initiated arbitration proceedings.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
To date, Ivanhoe Mines has received $144.4 million in proceeds from the sale of the Savage River Project.
C. ADMINISTRATIVE AND OTHER
General and administrative costs. General and administrative costs in Q3’10 were $15.0 million, an increase of $2.5 million from Q3’09 ($12.5 million). The main reasons for the increase were higher consulting costs and a $0.5 million increase in non-cash stock-based compensation expense.
Interest income. Interest income in Q3’10 of $3.8 million was $3.3 million higher than Q3’09 ($0.5 million). The main reasons for the increase were the recognition of $1.1 million (Q3’09 $0.2 million) interest income on Ivanhoe Australia’s increased average cash equivalents balance; $0.7 million (Q3’09 – $nil) interest income on Ivanhoe Mines’ shareholder loan balance with Altynalmas Gold; and the aggregate $0.9 million interest income earned on the Mongolian Government T-Bill and first tax prepayment (Q3’09 – $nil).
Interest expense. Interest expense in Q3’10 of $6.3 million was mainly attributable to $4.9 million (Q3’09 – $nil) in interest being incurred by SouthGobi on the convertible debenture issued to CIC and $1.2 million (Q3’09 — $3.8 million) incurred by Ivanhoe Mines on the Rio Tinto convertible credit facility.
Foreign exchange gains. The $5.3 million foreign exchange gain during Q3’10 was mainly attributable to the strengthening of the Canadian and Australian dollars against the U.S. dollar during Q3’10. The majority of this foreign exchange gain was unrealized at September 30, 2010.
Share of loss of significantly influenced investees. The $8.5 million share of loss of significantly influenced investees in Q3’10 represents Ivanhoe Mines’ share of Altynalmas Gold’s ($8.4 million) and Exco Resources N.L.’s ($0.1 million) net losses.
Change in fair value of embedded derivatives. The $49.8 million change in fair value of embedded derivatives relates to the Q3’10 change in fair value of the CIC convertible debenture’s embedded derivative liability.
LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Operating activities. The $42.6 million of cash used in operating activities in Q3’10 primarily was the result of $41.7 million in cash exploration expenditures, $12.2 million in cash general and administrative expenditures and a $10.6 million decrease in non-cash operating working capital.
Investing activities. The $234.0 million of cash used in investing activities in Q3’10 included $222.8 million used in property, plant and equipment purchases mainly relating to Oyu Tolgoi ($182.6 million), Ovoot Tolgoi ($22.3 million) and Ivanhoe Australia’s acquisition of the Osborne Complex ($17.0 million). There also were advances to Altynalmas Gold totalling $5.8 million.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Financing activities. The $242.3 million in cash provided by financing activities mainly was attributable to $232.8 million received on the completion of Ivanhoe Australia’s equity raising and $11.3 million received upon the exercise of stock options.
Liquidity and capital resources
At September 30, 2010, Ivanhoe Mines’ consolidated working capital was $1.4 billion, including cash and cash equivalents of $1.4 billion, compared with working capital of $597.9 million and cash and cash equivalents of $965.8 million at December 31, 2009. Included in the September 30, 2010, cash and cash equivalents balance of $1.4 billion was $613.5 million of SouthGobi’s cash and cash equivalents and $174.4 million of Ivanhoe Australia’s cash and cash equivalents, which were not available for the Company’s use.
As at November 10, 2010, Ivanhoe Mines’ current consolidated cash position was approximately $1.3 billion. Ivanhoe Mines, based on its current cash position and the value of investments in publicly-traded subsidiaries, believes that its existing funds should be sufficient to fund its minimum obligations, including general corporate activities, for at least the next 12 months.
Ivanhoe Mines’ cash position that is available for the Oyu Tolgoi Project, together with the future proceeds from the expected exercise by Rio Tinto of its Ivanhoe Mines warrants and 90% of the future net proceeds expected from the conditional rights offering are expected to total approximately $2.2 billion, which is expected to provide the foundation for the funding of the Oyu Tolgoi Project.
Negotiations are proceeding on finalizing a detailed term sheet with the core lenders group involving an upfront, multi-billion dollar commitment with a first tranche released on closing, which is targetted for completion in the first half of 2011, and a second tranche released when the underground mining plan is better defined (expected to be in 2012), with flexibility to adjust final loan amounts at that time. The financing is structured as a true limited-recourse project financing with no recourse to Ivanhoe Mines following project completion and with long maturities and grace periods appropriate for a large-scale project such as Oyu Tolgoi.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Carrying out the development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which Ivanhoe Mines holds interests depends upon Ivanhoe Mines’ ability to obtain financing through capital markets, sales of non-core assets or other means. Ivanhoe Mines expects to be able to meet its minimum obligations from its existing financial resources but these funds will not be sufficient to meet all anticipated development expenditure requirements. The Series B Warrants and the Series C Warrants held by Rio Tinto may, if exercised in full, account for a portion of the development cost of the Oyu Tolgoi Project, but will be insufficient to fund the entire development cost. There is no assurance that Rio Tinto will fully exercise either the Series B Warrants or the Series C Warrants, both of which are exercisable at the sole discretion of Rio Tinto. Even if Rio Tinto fully exercises the Series B Warrants and the Series C Warrants, Ivanhoe Mines will require access to additional sources of capital – including funds from the successful completion of the rights offering and the implementation of a comprehensive financing plan – to complete the development of the Oyu Tolgoi Project and to advance the development of its other mineral properties. The terms of the Oyu Tolgoi Investment Agreement oblige Ivanhoe Mines to obtain, within two years of the agreement’s Effective Date, project financing sufficient to complete the development activities necessary to establish commercial production. Market volatility in precious and base metals may affect the terms upon which debt financing or equity financing is available. Ivanhoe Mines operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult for Ivanhoe Mines to obtain debt financing from project lenders. Failure to obtain additional financing on a timely basis, including successful completion of the rights offering, may cause Ivanhoe Mines to postpone its development plans, forfeit rights in some or all of its properties or joint ventures, reduce or terminate some or all of its operations or force Ivanhoe Mines to raise funds from alternative sources on less favourable terms.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Financial instruments
The estimated fair value of Ivanhoe Mines’ financial instruments was as follows:

	September 30,		December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
(Stated in $000’s of dollars)	Amount	Value	Amount	Value

Financial Assets
Held-for-trading financial assets
Cash and cash equivalents	$1,440,119	$1,440,119	$965,823	$965,823
Short-term investments	7,505	7,505	14,999	14,999
Long-term investments	6,027	6,027	9,876	9,876
Other long-term investments	98,297	98,297	71,883	71,883
Available-for-sale financial assets
Long-term investments	65,302	65,302	63,276	63,276
Other long-term investments	114,122	114,122	73,152	73,152
Loans and receivables
Accounts receivable	60,159	60,159	39,349	39,349

Investments in companies subject to significant influence
Long-term investments	17,528	128,577	20,359	81,824

Financial Liabilities
Accounts payable and accrued liabilities	162,942	162,942	55,128	55,128
Amounts due under credit facilities	55,757	55,757	55,523	55,523
CIC convertible credit facility debt host contract and interest payable	102,730	102,730	191,430	191,430
Rio Tinto convertible credit facility	—	—	378,916	390,678

Derivatives
CIC convertible credit facility embedded derivative liability	134,882	134,882	358,272	358,272
The fair value of Ivanhoe Mines’ long-term investments was determined by reference to published market quotations, which may not be reflective of future values.
The fair value of Ivanhoe Mines’ other long-term investments, consisting of the Long-Term Notes, the Mongolian Treasury Bill and long-term money market instruments, was determined by considering the best available data regarding market conditions for such investments, which may not be reflective of future values.
The fair value of the Rio Tinto convertible credit facility was estimated to approximate the balance of principal and interest outstanding, due primarily to the short-term maturity of this facility.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
The fair value of the CIC convertible debenture was estimated to approximate the aggregate carrying amount of the CIC convertible credit facility liability and interest payable. This aggregate carrying amount includes the estimated fair value of the embedded derivative liability, which was determined using a Monte Carlo simulation valuation model.
The fair values of Ivanhoe Mines’ remaining financial instruments were estimated to approximate their carrying values, due primarily to the immediate or short-term maturity of these financial instruments.
The consolidated statements of operations include the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Stated in $000’s of dollars)	2010	2009	2010	2009

Unrealized gains (losses) on long-term investments	$1,363	$—	$(3,849)	$—

Unrealized gains on other long-term investments	2,019	649	3,528	15

Change in fair value of embedded derivatives	49,772	—	120,633	—
The consolidated statement of accumulated other comprehensive income includes the following amounts of unrealized gains (losses) from fair value adjustments to financial instruments:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Stated in $000’s of dollars)	2010	2009	2010	2009

Changes in fair value of long-term investments	$14,133	$34,105	$1,694	$39,066

Changes in fair value of other long-term investments	1,703	—	(11,539)	—
Ivanhoe Mines is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia and Australia. Ivanhoe Mines does not mitigate the balance of this risk in light of the credit worthiness of its major debtors.
Ivanhoe Mines is exposed to interest-rate risk with respect to the variable rates of interest incurred on the Rio Tinto convertible credit facility and amounts due under credit facilities. Interest-rate risk is concentrated in Canada. Ivanhoe Mines does not mitigate the balance of this risk.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
SHARE CAPITAL
At November 10, 2010, the Company had a total of:
•	531.2 million common shares outstanding.

•
18.8 million incentive stock options outstanding, with a weighted average exercise price of C$9.33 per share. Each option is exercisable to purchase a common share of the Company at prices ranging from C$2.82 to C$19.18 per share.

•
46.0 million share-purchase warrants outstanding granted to Rio Tinto. The lives of these warrants are determined by the date on which an approved Investment Agreement is reached. The warrant determination date within the warrant terms presented below is the earlier of the date on which an approved Investment Agreement is reached or October 27, 2009.

The 46,026,522 Series B Warrants are non-transferable. Each warrant entitles Rio Tinto to purchase one common share of the Company at a price of:
(i)	$8.38 during the period commencing November 30, 2006 and ending 180 days following the warrant determination date;

(ii)	$8.54 during the period commencing 181 days after the warrant determination date and ending 365 days after the warrant determination date;

(iii)	$8.88 during the period commencing 366 days after the warrant determination date and ending 545 days after the warrant determination date; and

(iv)	$9.02 during the period commencing 546 days after the warrant determination date and ending 725 days after the warrant determination date.
•
35.0 million Series C share-purchase warrants outstanding granted to Rio Tinto as part of the $350.0 million credit facility agreement, with an exercise price of $10.00 per share, which are exercisable until October 24, 2012.

•
0.7 million share purchase warrants outstanding with an exercise price of C$3.15 per share. These warrants were granted to Rio Tinto under certain anti-dilution provisions in the 2006 private-placement agreement and have lives identical to the Series B warrants.

OUTLOOK
The information below is in addition to the disclosure concerning specific operations included in the Review of Operations section of this MD&A.
General Economic Conditions
The markets in which Ivanhoe Mines expects to sell its products have shown dramatic improvement during the year, although prices for copper, gold and coal continue to be volatile. Increases in coal and copper demand continue to be primarily centred in Asia. There continues to be significant concern about the short- and medium-term global economic outlook, particularly given recent events in Europe regarding actions taken by the European Central Bank and the International Monetary Fund; however, stability appears to be returning to financial and commodity markets. The cost of obtaining capital continues to be volatile and there continues to be limited availability of funds. Accordingly, management is reviewing the effects of the current conditions on Ivanhoe Mines’ business.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Exchange rates
The sale of Ivanhoe Mines’ coal products are denominated in US dollars.
Ivanhoe Mines holds a portion of its cash resources in currencies other than the US$. Ivanhoe Mines expects to incur future expenditures in currencies other than the US$, most notably in Canadian and Australian dollars. As a result, exchange gains and losses from holding Canadian and Australian dollars primarily are unrealized and are expected to continue to fluctuate significantly given the recent volatility in foreign exchange rates.
Capital expenditures
Ivanhoe Mines continues to review its capital spending in light of current market conditions.
In late 2009, the joint Ivanhoe Mines-Rio Tinto Oyu Tolgoi Technical Committee conditionally approved a budget for 2010 to begin full-scale construction of the Oyu Tolgoi mining complex. That budget subsequently was modified as construction activities commenced and now totals $914 million. The 2010 budget provided for an early start on a site-wide development program at Oyu Tolgoi. The budget included Ivanhoe Mines’ repurchase from Rio Tinto of $195.4 million of key mining and milling equipment that was financed by the sale of 15 million shares to Rio Tinto at a price of $16.07 per share (C$16.31 per share) for proceeds of $241.1 million (C$244.7 million).
The projected expenditures for the development and operation of the Oyu Tolgoi Project are based on the 2010 Integrated Development Plan. The Integrated Development Plan established estimates of resources, construction and development costs, operating costs and project economic returns based, in part, on assumptions about future metal prices and future cost inputs, determined as at May 2010.
The Technical Committee, independent of the Integrated Development Plan, has initiated its own review and analysis of all relevant measures required to develop and operate Oyu Tolgoi’s phase-one open pit and phase-two underground mining and processing activities. The preparation of a Joint Mine Development Plan for Oyu Tolgoi will continue into 2011 and is expected to involve extensive stakeholder analysis and consultation on several levels, including among Ivanhoe Mines and Rio Tinto technical personnel and the Oyu Tolgoi LLC Board of Directors.
There are indications from work by Fluor Corporation, the Oyu Tolgoi program management contractor, and the Technical Committee that the project’s pre-production capital costs will be materially higher than were estimated in the scenarios studied in the 2010 Integrated Development Plan. Contributing factors include a more aggressive construction schedule that is expected to ensure an earlier start to production, in 2012, with commensurate earlier generation of sales revenues, fluctuations in foreign-currency exchange rates and escalation of costs for equipment, materials, labour and preparation of the workforce for operations.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Development programs and budgets for the Oyu Tolgoi Project are within the jurisdiction of the joint Technical Committee. Representatives of Ivanhoe Mines and Rio Tinto on the Technical Committee have expressed differing opinions on several issues that could affect key aspects of project development, including the determination and timing of capital and operating costs and project scheduling. The extent to which these differences of opinion will be resolved or will become matters of disagreement depends upon the results of ongoing and future evaluations and consultations. Any disagreements between Ivanhoe Mines and Rio Tinto over development programs and budgets for the Oyu Tolgoi Project could be decided by Rio Tinto’s voting majority on the Technical Committee. If Rio Tinto, through the exercise of its voting majority, compels adoption of a Joint Mine Development Plan that is significantly different from previously outlined scenarios, the projected operating costs, construction and development costs, production and economic returns may differ materially from those projected under the 2010 Integrated Development Plan.
Although the Technical Committee oversees and supervises the development, operation and management of the Oyu Tolgoi Project, the Board of Directors of Oyu Tolgoi LLC also must approve certain development, operational and management matters relating to the project. It is possible that the Oyu Tolgoi LLC Board may not agree with the views of the Technical Committee. Ivanhoe Mines owns an indirect, 66% equity interest in Oyu Tolgoi LLC. Erdenes LLC, a Mongolian company wholly owned by the Government of Mongolia, holds the remaining 34%. Six of the nine Oyu Tolgoi LLC directors were appointed by Ivanhoe Mines and three were appointed by the Mongolian Government. A Shareholders’ Agreement governs matters involving the business of Oyu Tolgoi LLC, including the manner in which the Oyu Tolgoi LLC shareholders will fund their financial contributions to the development of the Oyu Tolgoi Project.
Timely consensus on key issues among all stakeholders is essential to maintain the Oyu Tolgoi Project’s current development and start-up schedule. Any delays to the schedule could adversely affect Ivanhoe Mines’ financial performance and condition.
See “Joint Mine Development Plan being prepared to chart early start to Oyu Tolgoi production in 2012” for more information on the capital expenditure review process currently underway.
The implementation of the activities contemplated by the 2010 budget and the creation of the commitments required to advance the Oyu Tolgoi Project based on the current construction schedule are contingent upon the timely availability of sufficient financial resources to fund these activities and commitments. Various financing alternatives continue to be assessed, but there can be no assurance that sufficient funding will be available as and when it will be required to maintain the currently contemplated project development schedule.
See “Liquidity and Capital Resources” for more information on Ivanhoe Mines’ financing plans for the Oyu Tolgoi Project.
Other information
The Company is actively involved in advancing several other projects. These activities are expected to continue throughout the remainder of 2010, with a focus on subsidiary SouthGobi and its mining of coal; subsidiary Ivanhoe Australia and its integration of the Osborne Complex, its activities on its Cloncurry tenements and its Tennant Creek joint-venture; and Altynalmas Gold and its drilling program at the Kyzyl Gold Project. SouthGobi and Ivanhoe Australia have sufficient funds to advance their operations and development plans for 2010. Ivanhoe Mines owns 50% of Altynalmas Gold, which is reviewing its operating plans to determine the amount of funding that it will require from its shareholders.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
OFF-BALANCE-SHEET ARRANGEMENTS
During the quarter ended September 30, 2010, Ivanhoe Mines was not a party to any off-balance-sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations, financial condition, revenues or expenses, liquidity, capital expenditures or capital resources of the Company.
CONTRACTUAL OBLIGATIONS
As at September 30, 2010, there were no significant changes in Ivanhoe Mines’ contractual obligations from those disclosed in its MD&A for the year ended December 31, 2009, except for those related to the Oyu Tolgoi Project in Mongolia. In Q3’10, Ivanhoe Mines entered into significant contractual obligations in connection with the full-scale mine construction activity underway at the Oyu Tolgoi Project.
The following table summarizes Ivanhoe Mines’ contractual obligations related to the Oyu Tolgoi Project:
Oyu Tolgoi Project Payments Due by Period
($000’s of U.S. dollars)

						December 31,
	September 30, 2010					2009
	Less than 1
	year	1 - 3 years	4 - 5 years	After 5 years	Total	Total
Operating leases (1)	$688	$—	$—	$—	$688	$392
Purchase obligations (1)	258,156	—	—	—	258,156	13,439
Other long-term obligations (2)	—	—	—	14,918	14,918	14,918

Total	$258,844	$—	$—	$14,918	$273,762	$28,749

(1)
These amounts mainly represent various long-term contracts that include commitments for future operating payments under contracts for drilling, engineering, equipment purchases, rentals and other arrangements.

(2)	Other long-term obligations consist of asset retirement obligations.
CHANGES IN ACCOUNTING POLICIES
In January 2010, the Financial Accounting Standards Board Accounting Standards Codification (ASC) guidance for fair value measurements and disclosures was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements and enhanced detail in the level 3 reconciliation. The updated guidance clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques to be used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010, except for the level 3 disaggregation which is effective for the Company’s fiscal year beginning January 1, 2011. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a Variable Interest Entity (VIE). This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2010. The adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.
CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires the Company to establish accounting policies and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.
The Company’s significant accounting policies, and the estimates derived therefrom, identified as being critical are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2009.
RECENT ACCOUNTING PRONOUNCEMENTS
There were no recently issued United States accounting pronouncements other than those the Company previously disclosed in its MD&A for the year ended December 31, 2009 or those already adopted in 2010 and disclosed under “Changes in Accounting Policies.”
INTERNATIONAL FINANCIAL REPORTING STANDARDS
Ivanhoe Mines has been monitoring the deliberations and progress being made by accounting standard-setting bodies and securities regulators in Canada and the United States on their plans regarding convergence to International Financial Reporting Standards (IFRS). Ivanhoe Mines is a ‘domestic’ issuer under Canadian securities law and a ‘foreign private issuer’ under US Securities and Exchange Commission (SEC) regulations. Ivanhoe Mines files its financial statements with Canadian and US securities regulators in accordance with US GAAP, as permitted under current regulations. In 2008, the Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011. On October 1, 2010, the CSA approved National Instrument 52-107, “Acceptable Accounting Principles and Auditing Standards” (NI 52-107) which permits Canadian public companies that are also SEC registrants the option to prepare their financial statements in accordance with US GAAP. Under NI 52-107 there will be no requirement to provide a reconciliation of the US GAAP financial statements to IFRS. Consequently, Ivanhoe Mines is not required to convert to IFRS effective January 1, 2011.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
RISKS AND UNCERTAINTIES
Material risks and uncertainties affecting Ivanhoe Mines, their potential impact, and the Company’s principal risk-management strategies are substantially unchanged from those disclosed in its MD&A for the year ended December 31, 2009.
RELATED-PARTY TRANSACTIONS
The following tables summarize related-party expenses incurred by Ivanhoe Mines, primarily on a cost-recovery basis, with an officer of a subsidiary of Ivanhoe Mines, a company affiliated with Ivanhoe Mines, or with companies related by way of directors or shareholders in common. The tables below summarize the transactions with related parties and the types of expenditures incurred with related parties:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(Stated in $000’s of U.S. dollars)	2010	2009	2010	2009
Global Mining Management (a)	$2,375	$1,876	$7,441	$5,269
Ivanhoe Capital Aviation LLC (b)	1,891	1,485	5,085	4,455
Fognani & Faught, PLLC (c)	55	(149)	173	60
Ivanhoe Capital Corporation (d)	218	—	333	—
Ivanhoe Capital Services Ltd. (e)	206	172	525	448
Rio Tinto plc (f)	1,642	2,156	6,573	6,423

	$6,387	$5,540	$20,130	$16,655

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2010	2009	2010	2009
Exploration and development	$1,642	$2,156	$6,573	$6,423
Legal	55	(149)	173	60
Office and administrative	902	566	2,373	1,566
Salaries and benefits	1,897	1,482	5,926	4,151
Travel (including aircraft rental)	1,891	1,485	5,085	4,455

	$6,387	$5,540	$20,130	$16,655

The above noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Accounts receivable and accounts payable at September 30, 2010, included $0.7 million and $5.9 million, respectively (December 31, 2009 — $0.7 million and $4.8 million, respectively), which were due from/to a company under common control, a company affiliated with Ivanhoe Mines, or companies related by way of directors in common.
(a)
Global Mining Management Corporation (Global) is a private company based in Vancouver owned equally by seven companies, one of which is Ivanhoe Mines. Global has a director in common with the Company. Global provides administration, accounting and other office services to the Company on a cost-recovery basis.

(b)	Ivanhoe Capital Aviation LLC (Aviation) is a private company 100%-owned by the Company’s Chairman. Aviation operates aircraft which are rented by the Company on a cost-recovery basis.

(c)	An officer of a subsidiary of Ivanhoe Mines is associated with Fognani & Faught, PLLC, a legal firm that provides legal services to Ivanhoe Mines.

(d)	Ivanhoe Capital Corporation (ICC) is a private company 100%-owned by the Company’s Chairman. ICC provides administration and other office services out of London, England on a cost-recovery basis.

(e)	Ivanhoe Capital Services Ltd. (ICS) is a private company 100%-owned by the Company’s Chairman. ICS provides management services out of Singapore on a cost-recovery basis.

(f)	Rio Tinto owns 34.9% of Ivanhoe Mines. Rio Tinto provides engineering-related services for the Oyu Tolgoi Project on a cost-recovery basis.
In March 2010, Ivanhoe Mines and Rio Tinto completed an agreement whereby the Company issued 15 million common shares to Rio Tinto for net proceeds of $241.1 million (C$244.7 million). Ivanhoe Mines used $195.4 million of the proceeds to purchase from Rio Tinto key mining and milling equipment to be installed during the construction of the Oyu Tolgoi Project.
In June 2010, Rio Tinto exercised its 46.0 million Series A warrants four months ahead of schedule. Upon the exercise of the Series A warrants, Ivanhoe Mines issued 46.0 million common shares to Rio Tinto at $8.54 per share, for total proceeds of $393.1 million. The proceeds will be used to finance ongoing mine development activities at the Oyu Tolgoi Project.
In September 2010, Ivanhoe Mines issued 40.1 million common shares to Rio Tinto upon the conversion of Rio Tinto’s maturing convertible credit facility. The Rio Tinto convertible credit facility’s $350.0 million outstanding principal, plus accrued interest of $50.8 million, was converted at a price of $10.00 per common share.
In October 2010, a further 0.7 million common shares were issued to Rio Tinto upon its exercise of the first series of anti-dilution warrants granted to Rio Tinto under Rio Tinto’s private- placement agreement with Ivanhoe Mines. Each anti-dilution warrant entitled Rio Tinto to acquire one common share in exchange for the payment of C$3.15.

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
Ivanhoe Mines has a 50% interest in Altynalmas Gold. During the nine months ended September 30, 2010, Ivanhoe Mines recognized $4.3 million (nine months ended September 30, 2009 – Nil) in interest income on its shareholder loan balance with Altynalmas Gold.
The Company’s Chairman has a 34% interest in Ivanhoe Nickel and Platinum Ltd. (Ivanplats). During Q1’10, Ivanhoe Mines acquired 125,665 common shares of Ivanplats from an unrelated party at a cost of $563,000. As at September 30, 2010, Ivanhoe Mines held a 9.2% equity interest in Ivanplats on a fully diluted basis.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the three months ended September 30, 2010, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
QUALIFIED PERSONS
Disclosures of a scientific or technical nature in this MD&A in respect of each of Ivanhoe Mines’ material mineral resource properties were prepared by, or under the supervision of, the “qualified persons” (as that term is defined in NI 43-101) listed below:

Project	Qualified Person	Relationship to Ivanhoe Mines
Oyu Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company

Ovoot Tolgoi Project	Stephen Torr, P.Geo, Ivanhoe Mines	Employee of the Company
CAUTIONARY STATEMENTS
LANGUAGE REGARDING RESERVES AND RESOURCES
Readers are advised that NI 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. For detailed information related to Company resources and reserves, readers should refer to the Annual Information Form of the Company for the year ended December 31, 2009, and other continuous disclosure documents filed by the Company since January 1, 2010, at www.sedar.com.
NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
This document, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws. Without limiting the foregoing, this document, including the documents incorporated by reference herein, uses the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is a permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this document, or in the documents incorporated by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101) is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this document have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. NI 43-101 permits a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 to be disclosed using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101; and (d) includes any more recent estimates or data available.
FORWARD-LOOKING STATEMENTS
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to: statements respecting anticipated business activities; planned expenditures; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; the schedule for carrying out and

IVANHOE MINES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
(Stated in U.S. dollars, except where noted)
completing construction of the Oyu Tolgoi Project; the estimated commencement of pre-stripping of the Southern Oyu open pit deposits; the estimated delivery of the first ores from the Southern Oyu open pit to the concentrator; the estimated schedule to bring the Oyu Tolgoi Project into initial production and commercial production; statements related to the anticipated capital costs of the Oyu Tolgoi Project; the expected timing of production from the first lift of the Hugo North block-cave mine; possible expansion scenarios for the Oyu Tolgoi Project; the commencement of construction of the water pipeline, paved road and electrical transmission power line to the Oyu Tolgoi Project; completion of the pouring of concrete for the pebble crushing building and erection of structural steel for the concentrator building at the Oyu Tolgoi Project; the Oyu Tolgoi Project’s anticipated yearly production of copper and gold; the ability of Ivanhoe Mines to arrange acceptable financing commitments for the Oyu Tolgoi Project; implementation of the Oyu Tolgoi Project’s training and development strategy; target milling rates, mining plans and production forecasts for the coal mine at Ovoot Tolgoi, Mongolia; the schedule for carrying out and completing an expansion of the production capability of the Ovoot Tolgoi Coal Project; anticipated outcomes with respect to the ongoing marketing of coal products from the Ovoot Tolgoi Coal Project; the anticipated timing of payback of capital invested in the Ovoot Tolgoi Coal Project; statements with respect to the expected closing of the Oyu Tolgoi debt-financing package; statements respecting future equity investments in Ivanhoe Mines by Rio Tinto; the impact of arbitration proceedings with Rio Tinto; statements with respect to the timing and the expected amount to be raised under the planned rights offering; the impact of assertions made by Rio Tinto that the rights offering offends its rights under the Private Placement Agreement and the shareholders’ agreement between Mr. Friedland and Rio Tinto; the statement that the integration of the Osborne Complex has the potential to elevate Ivanhoe Australia to producer status by late 2011; the statement that Altynalmas Gold’s definitive feasibility study is expected to be completed in late Q1’11; the impact of amendments to the laws of Mongolia and other countries in which Ivanhoe Mines carries on business, particularly with respect to taxation; and the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.
The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

Form 52-109F2
Certification of interim filings — full certificate
I, Robert Friedland, Chairman and Chief Executive Officer of Ivanhoe Mines Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended September 30, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2010 and ended on September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 10, 2010
“Robert Friedland”
Robert Friedland
Chairman and Chief Executive Officer
Ivanhoe Mines Ltd.

FORM 52-109F2
Certification of interim filings — full certificate
I, Tony Giardini, Chief Financial Officer of Ivanhoe Mines Ltd., certify the following:
1.	Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Ivanhoe Mines Ltd. (the “issuer”) for the interim period ended September 30, 2010.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1
Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	ICFR — material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1, 2010 and ended on September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 10, 2010
“Tony Giardini”
Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.